JOINT - STOCK COMPANY



AEROFLOT
Russian Airlines



37, korp. 9, Leningradsky prosp.
Moscow, Russia, 125167
Tel.: (095) 155-6643
Fax: (095) 752-9028
Telex: 411969



Date 04/16/2003 our ref. 12-133

Office of Chief Counsel (202) 942-0659, Division of Investment Management, 450 Fifth Street, N.W., Washington, D.C. 20549.

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You materials on AGM of JSC "Aeroflot" that will be hold on 26th of April 2003.

Code of the emitter 82 – 4592.
Total pages in enclosed materials - 52
If You would have any questions, please contact us by phone (095) 258 06 86 or by E-mail: afokeeva@aeroflot.ru.

Sincerely Yours,

Kirill Budaev

Director of Corporate Property Department

Joint – Stock Company

"Aeroflot – Russian Airlines"

dlw 6/6


АЭРОФЛОТ
Российские авиалинии

APPROVED B
The Board of Directors of JSC "Aeroflot

AGENDA
Annual General Meeting of Shareholders of JSC "Aeroflot" in 2003

1. **Approval of the order of day, the voting procedure, composition of steering bodies of the annual general meeting of shareholders.**

2. **Approval of the Annual Report, Annual Accounts including the Report On Profits And Losses (accounts of profit and losses) of the Company, and distribution of profits including payment out (declaration) of dividend and losses for the results of 2002 fiscal year.**

3. **Approval of the Report of the Auditing Commission of JSC "Aeroflot" on the results of auditing of annual accounting control of the Company and on the authenticity of information contained in the Annual Report of JSC "Aeroflot".**

4. **On payment out of dividends on shares of JSC "Aeroflot" for the results of 2002 fiscal year.**

5. **Election of members of the Board of directors of JSC "Aeroflot".**

6. **Election of members of the Auditing Commission of JSC "Aeroflot".**

7. **On making amendments and add-inns to the Articles of Association of JSC "Aeroflot".**

8. **Approval of the Regulation of the General Meeting of Shareholders of JSC "Aeroflot".**

9. **Appointment of the Statutory Auditor of JSC "Aeroflot" for 2003.**

10. **On mass media instruments for publishing information for JSC "Aeroflot" shareholders.**

(82 – 4592)
Annual General Meeting
of Shareholders of JSC «Aeroflot»

April 26, 2003

BALANCE SHEET
as of December 31, 2002, in million rubles
(in accordance with RAS)

	At the beginning of the year 2002	At the end of the year 2002
ASSETS		
NONCIRCULATING ASSETS		
Intangible assets	77	69
Fixed assets	3 643	3 476
Construction in progress	987	860
Long-term financial investments, including:	1 672	1 821
Inventories	1 836	1 940
Accounts receivable	7 665	9 524
Short-term financial investments	4	11
Cash	1 324	1 007
Other assets including VAT on purchased valuables		
Balance	17 687	19 102
LIABILITIES		
Authorized capital	1 111	1 111
Additional capital	4 073	3 922
Nondistributed profits of the past years	1 538	506
Noncovered loses of the past years	(1 711)	(783)
Nondistributed profits of the year of account	x	3 198
Borrowed funds	3 967	3 407
Credit payments	8 499	7 718
Dividends payments	14	12
Deferred income	134	10
Reserves of the future expenses	62	1
BALANCE	17 687	19 102

(82 – 4592)

Annual General Meeting of Shareholders of JSC «Aeroflot» April 26, 2003

PROFIT AND LOSS ACCOUNT
as for 2002, in thousand rubles
(in accordance with RAS)

Revenue	2001	2002
Gross margin from sales	41 517 792	45 000 135
Including:		
Passenger traffic	37 313 068	34 535 432
Cargo traffic	2 947 613	3 333 336
Mail traffic	111 379	155 539
Other	1 145 732	6 975 828
Other revenue		
Interest receivable	115 242	100 242
Income from participation in other organizations	187 927	116 679
Other operating earnings	229 637	478 194
Non-sales earnings	5 487 961	5 962 418
Extraordinary earnings		3 335
Expenses		
Cost of sales	36 709 424	35 442 983
Commercial expenses	2 623 984	3 717 990
Administrative expenses	1 844 227	2 496 839
Interest payable	354 514	297 529
Non-sales expenses	2 508 558	4 174 791
Extraordinary expenses	882	1 283
Net profit (undistributed profit (loss) of accounting period)		**3 198 469**

BIOGRAPHICAL SUMMARIES OF NOMINEES TO THE AUDITING COMMISSION OF JSC "AEROFLOT"

1. **AKIMOVA NINA FEDOROVNA** – Director, Department of Economics and Fincial Planning of JSC "Aeroflot". Born in 1947 in the city of Tekely of Taldy-Kurgan Region of Kazakhstan. In 1970 graduated from Moscow Engineering and Economic Institute named after S.Ordjonikidze with qualification "economics and management of air transportation". Upon graduation – post graduate studies, research assistance of the said Institute. In 1977 – 1979 – engineer, chief engineer of a motor mechanical base within the scope of authority of the Ministry of Forestry. In 1979 – 1991 – engineer, Deputy Chief, Chief of Planning and Economics Department of Central Administration of International Lines of "Aeroflot", and from 1991– senior economist, leading economist of JV "Aeroservice". In 1995-2000 – Deputy Chief, Chief of Economic Department of Directorate on Economic Development, Deputy Director on Economics and Development of JSC "Aeroflot".

2. **BOGACHEVA IRINA LEONIDOVNA** – Chief of the Department of Industries, Construction, Transport and Communications of the Ministry of Property Relations of the Russian Federation. Born in 1970 in the city of Lubertsy, Moscow District. Has higher education. In 1989 graduated form Moscow Radiotechnical Colleage named after A.Raspletin, qualification "programming for high-speed machines" and in 1995 – from the State Management Academy named after S.Ordjonikidze, qualification «mathematical operations in the economy». In 1998 took a course of lectures in Japan educational center of management "Mirbis" on the subject "business plan" upon graduation from which was sent to Japan for a traineeship course in the business planning area. In 2001 took a refresher training at the Russian Academy of the Sate Service under the President of the Russian Federation for the subject of "state finance, taxation and crediting policies".

3. **DUNAYKINA ZINAIDA NIKOLAEVNA** – Chief of Information and Analytic Division of the Department of Operational Security of JSC "Aeroflot". Born in 1954 in Moscow. Has higher education. In 1977 graduated from Moscow State Institute of International Relations. From 1989 till 1997 worked as an economist of Central International Agency of JSC "Aeroflot".

4. **ZAHAROV VADIM ANATOLIEVITCH** – Deputy Chaief of Suoervision and Auditing and Management and Inspection Administration of the Ministry of Transportation of the Russian federation. Born in 1971 in Sebastopol. Has higher education. In 1993 graduated from Black Sea Higher Navy College named after P.S.Nakhimov and in 1998 - from Sank Petersburg State Engineer and Economics Academy, qualification accordingly "armament of ships" and "management of production". In 1988 - 1999 was in the service in the Armed Forces. In 1999 – leading economist of the Administration of Housing and Communal Service of Sank Petersburg. From 1999 till 2001– Chief of the Department of Accounting Control according to International Standards, later on Deputy Chaief of that Department (Deputy Chief Accountant) of RAO "EES Russia", Moscow. In 2001-2002 – Advisor to the General Director of JSC "TOP-AUDITE", Moscow.

5. **KANISTCHEV ALEXANDER ALEKSEEVITCH** – Director of the Department of Routs Management of JSC "Aeroflot". Born in 1955 in Kharkov. Has higher education. In 1977 graduated from the Academy of Civil Aviation (Leningrad), qualification "operation of air transportation". In 1972-1973 worked as laboratory assistant in school № 29, in 1977-1985 – navigator in Magadan Joint Aviation Unit, in 1985-1992 – assistant to the commander, navigator of flight unit № 63 of JSC «Aeroflot». From 1992 – worked in flight navigation positions in the Airline "Zolotaya Zvezda" and later – as Chief Navigator of 63 flight unit, Chief Navigator of flight and technical service of "Aeroflot Cargo" company, leading navigator-inspector, Deputy Chief of Naviagtion Service of flight operation complex of JSC "Aeroflot".

6. **MELNIKOV ALEXANDER VLADIMIROVITCH** – Chief of the Department of Economic Analysis of Moscow Representative Office of «Millhouse Capital UK Limited» Company. Born in 1968. Has higher education, in 1991 graduated from the Moscow Higher Technical Colledge named after Bauman, qualification – engineer. In 1996 – 1998 worked as financial consultant of the consulting company "Prominvetconsulting", from 1998 – 2001– Chief of the Economic Analysis Department and Calculated Modeling of Business Project of JSC "Sibneft".

7. **KHVOSTUNKOV ANDREY NIKOLAEVITCH** – Chief of the Administration of Control of Natural Monopolies in the transportation area of the Federal Energy Commission of Russia. Born in 1962 in Leningrad. Has higher education, in 1985 graduated from Moscow Institute of Civil Aviation Engineers, qualification radio engineer, and in 2002 graduated from the Russain academy of State Service, qualification – expert in legal matters.

In 1985 worked as an engineer – adjuster of the specialized installations and adjustments enterprise «Aeroportspetsmontaz». From 1985 till 1995 served in the Armed Forces. In 1995 – 1997 – Representative, Chief of the Department of Maintenance of International Operations of JSC "Ariline Corsair". In 1997– Chief of the Department of Sales Department of JSC "Lanta – Tour Voyage". From 1998 – 1999 – Chief of the Department of Airports of the Federal Service of Russia on Control over the Natural Monopolies in Transportation Area. From 1999 – 2002 – Chief of the Department of Airports of the Department of Control over the Natural Monopolies in Transportation of Russia.

8. **CHEREMNYKH IURY MIKHAILOVITCH** – Deputy Director of Aviation Technical Center of JSC "Aeroflot" responsible for economic and financial matters – Chief of Finance and Economic Service. Born in 1947 in Moscow. In 1969 graduated from Moscow Institute of Radio Engineering, Electronics and Automation, qualification "radio physics and electronics". From 1970 till 1971 served in the Armed Forces. In 1971-1972 worked as chief engineer in R&D Institute of Instrument-making, later on in R&D Institute "Plus", and from 1972 till 1995 – chief engineer, Deputy Chief of Laboratory, Leading Designer acting as General Director of R&D Institute of Radio Engineering, Moscow. From 1995 till 2000– Chief of the Department, Chief of the Service of Expertise Control of Execution of Contracts and Claims of JSC "Aeroflot". In 2000-2001 worked as Deputy General director of Moscow representative office of Swiss Company "Palmera S.A.", and later as Manager of the project of the Limited Company "ARIM", Moscow.

9. **ELSTER ALEXANDER ARONOVITCH** – Chief expert of the Department of Economic Analysis of the Moscow Representative Office of «Millhouse Capital UK Limited» Company. Born in 1973. Has higher education, graduated from Economic Faculty of Moscow State University named after M.V.Lomonosov, qualification – economist. From 1997 till 2000 worked as leading specialist of Internal Auditing Department of JSC "Russian Aluminum Management. From 2001 till 2002 – Chief of the Devision of Business Projects of the Internal Auditing Department of JSC "Sibneft".

(82 – 4592)

BIORGRAPHICAL SUMMARIES OF NOMINEES TO THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

1. ANTONOV VLADIMIR NIKOLAEVITCH – First Deputy General Director of JSC "Aeroflot", operations. Born in 1953 in Moscow. Has higher education – in 1953 graduated from Moscow Institute of Railroad Transportation Engineers, qualification – "electrification of railroad transportation". In 1977-1995 was in military service. From 1995 – Deputy General Director of JSC "Aeroflot" responsible for economic and aviation security matters, Deputy General Director responsible for aviation security matters, Deputy General Director responsible for aviation and operations security matters.

2. BRAVERMAN ALEXANDER ARNOLDOVITCH – Secretary of State, First Deputy Minister of Property Relations of the Russian Federation, Member of JSC "Aeroflot" Board of Directors. Born in 1954 in the city of Kharkov. Has higher education – in 1976 graduated from Kharkov Engineering and Economic Institute with the qualification "economics and management of chemical industry". In 1981 completed post-graduate course of the Moscow Institute of Precise Chemical Technologies named after M.V.Lomonosov. Doctor of Economic Sciences. In 1976-1977 served in the Soviet Armed Forces. From 1981 till 1984 worked at engineer positions at Kharkov Plant RTI "Progress" and Moscow Cable Factory. From 1984 till 1985 worked in the position of assistant, assistant professor, chief of a sub-faculty of the Moscow Institute of Precise Chemical Technologies named after M.V.Lomonosov. From 1995– President of the Russian Association of Marketing. Was in close contact with the RF State Committee on Properties from 1992 held positions of the chief expert of the team on marketing, the chief expert of the team of consultants to the Chairman of the Committee. From 1996 – Chairman of Scientific and Consulting Council, member of the Board of the RF State Committee on Properties. Author of two monographs and more than 50 scientific articles. From 1997 till 1999 – First Deputy Chairman of the State Committee on Management of State Properties of the Russian Federationпервый.

3. VIAZALOV SERGEY IURIEVITCH – First Deputy Minister of Finance of the Russian Federation. Born in the settlement Verhnaya Inta of Intinsk district of Komi Autonomous Republic of the USSR in 1956. Has higher education – in 1978 graduated from Leningrad Engineering and Construction Institute with the qualification «engineer-constructor, manager of construction operations" In 1978 – 1980 served in the Soviet Armed Forces. From 1980 till 1987 – Chief Engineer, Chief of Department, Chief Engineer of Road Maintenance Trust in Leningrad. From 1987 till 1994 – held positions in Komsomol and administrative bodies in Kuibyshev district of Leningrad. From 1994 till 1996 год – Deputy, First Deputy Chairman of the Economics and Finance Committee of Saint Petersburg City Administration. In 1996 – a Consultant of the Central Commission of Finance and Industrial Group «Marine machinery for non-nuclear submarine shipbuilding". From 1996 till 1997 – counselor to the Manager of the Saint Petersburg branch of JSC "Incombank". In 1997 – 2000 – General Director of JSC «Lenenergo». In 2000 – 2002– First Deputy General Director, General Director of Association "Gosznak", Moscow.

4. GERASTCHENKO VICTOR VLADIMIROVITCH – Chief Research Assistant of R&D Institute of the Central Bank of Russia. Born in 1937 in Leningrad. Has Higher Education – in 1960 graduated from Moscow Finance Institute. Qualification – economist. Honorary Doctor of Economic Sciences. In 1961 held the position of an accountant in the USSR State Bank, later on worked in the USSR Foreign Trade Bank first as an accountant and then held managing positions. From 1966 till 1967 – Director of Mosnarbank in London, from 1967 till 1971 was at

the head of Mosnarbank branch in Beirut. In 1972 – 1974 – Deputy Chief, Chief of Administration of the USSR Foreign Trade Bank. Later on held leading positions at the USSR Foreign Trade Bank and its branches abroad. In 1989 – 1992 – Chairman of the USSR State Bank, in 1992 – 1994– Chairman of the Central Bank of Russia. From 1994 till 1996 Economic Advisor of the Research and Development Institute of the Central bank of Russia. In 1996 – 1998 – Chairman of the Board of Directors of the Moscow International Bank, in 1998 – 2002 – Chairman of the Central Bank of Russia.

5. GOLUBOVSKY IURI IOSIFOVITCH – Project Manager of project managing of Moscow Representative Office of «Millhouse Capital UK Limited». Born in 1959. Has higher education: in 1981 graduated form the State Finance Academy. In 1997-1998 held the position of the Chief of the Department of project managing in the market of debt instruments of JS Commercial Bank «MFK», in 1998-1999 – Deputy Chairman of the Board of directors of the Commercial Bank «Federal Industrial Bank», in 1999-2001 – Deputy General Director of Insurance Company «Moscow Insurance Company».

6. GORIYATCHEV VLADIMIR SERGEEVITCH - Chief of the Economic Regulation Department of the Ministry of Transportation of Russia. Born in 1951 in Moscow. In 1975 graduated Moscow Management Institute named after S.Ordgjonikidze with the qualification "economics and management of air transport". First employed in 1969 as an expeditor of an Engineering Trust, then worked in the State Research and Development Institute of Civil Aviation as a laboratory assistant, Chief Engineer, Chief Research Assistant. In 1980-1992 – expert, chief expert, leading specialist of Air Transportation Subdivision of Joint Division of the USSR State Planning Committee (from 1991 till 1992 – the Ministry of Economics of Russia). From 1992 till 2000 – Deputy Chief of Administration of Economics and Reforms of the Federal Civil Aviation Service of Russia, Deputy Director of the Federal Service of Air Transport.

7. DAVIDOVITCH DAVID LVOVITCH – Managing Director of the Moscow Representative Office of «Millhouse Capital UK Limited», member of the ?Board of Directors of JSC "Aaeroflot". Born in 1962. Has higher education. In 1995-1997 held the position of a department chief of JSC «Alpha-Eco» in the foreign economic area. In 1997-1998 – Director of the Department on Management of Oil Extraction, Processing and Sales of Oil Products of JSC "NK Rosneft", in 1998-2000 – the Chief of Commercial Management of JSC «Sibneft», in 2000 – Deputy General Director of JSC «Russian Aluminum Management» responsible for management of production and sales of the produce and in 2000-2001 – Deputy General Director of JSC «GAZ» responsible for production and sales of products.

8. ZURABOV ALEXANDER IURIEVITCH – First Deputy General Director of JSC "Aeroflot" responsible for financial and economic activities. Born in 1956 году in Leningrad. In 1977 graduated from Moscow Institute of Management named after S.Orgonikidze with the qualification "economic cybernetics" and in 1989 – from Foreign Trade Academy with the qualification «international economic relations». Candidate of Science. Speaks fluent English and French. In 1977 - 1986 held positions of junior and later senior research assistant, scientific secretary of the Institute "SoiuzmorNIIproject" of the USSR Ministry of Marine. In 1986-1991 student, junior scientific assistant, senior teacher of the Foreign Trade Academy. In 1991-1994 chief of department, chief of management of foreign exchange and finance operations of "ConversBank", in 1994-1995 – Chairman of the Board of Directors of Trusting and Investments Bank and in 1996-1999 – President, Chairman of the Board of Directors of "MENATEP" Bank, leader of experts team on reorganization, Chairman of the Board of Directors of Partnership JS Commercial Bank «Agroprombank».

9. ISAEV IURY OLEGOVITCH – Deputy Minister of Economic Development and Trade of the Russian Federation. Born in 1972 in Moscow. Has higher education, in graduated from Moscow Aviation Institute with the qualification of "Economics and management in machine building industry". In 1992 -1998 worked as economist-analyst, 1 grade expert, Chief of Department, Chief of Administration of Payment Operations in Soft Currencies, Chief of Foreign Currency Operations, Deputy Chairman of Executive Board – Director of the Department of Regional Development of Commercial bank "Russian Credit". In 1998 – 2001 First Deputy chairman of the Executive Board of the Board of Directors of JSC "Bank Russian Credit". In 2001-2002 – President of Public JSC "Impeksbank".

10. KONDRATIEV VIYATCHESLAV VLADIMIROVITCH – General Direcotor of the Group «BIK Management». Born in 1950 in Orenburg district. Has higher education: Moscow Physics-Technical Institute, qualification – engineer – physicist. Doctor of Technical Sciencies. Held positions of the director of R&D Institute «Progress», Deputy General Director responsible for financial issues of «Dialog - Optim» Company.

11. KORNILOV GEORGY VICTOROVITCH – Deputy Chief of a Department of Federal Security Service of the Russian Federation. Born in 1953 in the city of Zagan, Poland. Has higher education. Odessa Institute of Marine Engineers, qualification "engineer – ship mechanical engineer". From 1980 till now works in the state security service.

12. MOSHKOV GENNADY IURIEVITCH – Deputy Minister of Transportation of the Russian Federation. Born in 1946 in the city of Melitopol. Has higher education, in 1976 graduated from Murmansk Marine Engineer School named after Lenin Komsomol, qualification – engineer marine navigator. From 1970 till 1973 assistant to the Captain, secretary of Komsomol Committee of Murmansk Trawl Fleet. In 1973 – 1980 worked in various Komsomol and CPSU organs of Murmansk. From 1980 till 2001 worked in the state security service.

13. NERADKO ALEXANDER VASILIEVITCH – First Deputy Minister of Transportation of the Russain federation, Chief of the State Civil Aviation Service, Member of the Board of Directors of JSC "Aeroflot". Born in 1961 in Moscow. Has higher education – in 1984 graduated from Moscow Institute of Civil Aviation Engineers with qualification "operation of aircraft and aircraft engines". Speaks English. From 1985 till 1987 worked as aircraft technician, engineer of operation of aircraft-technical facilities of Vnukovo Production Association of Civil Aviation. In 1987–1992– senior expert, 1st grade expert, leading expert of the Administration of Investigation of Aircraft Incidents of Interstate Aviation Committee. In 1993-1997 held the position of the Chief of the Department of Main Inspection of Civil Aviation Operations Safety and Security of the Russian Federation and later on the position of the Deputy Chief of the said Inspection, and from 1997 is appointed to the position of the Chief of the Administration of the State Supervision over the Security and Safety of Aircraft Operations of the Russian Federation Civil Aviation Service transformed in 1999 into the State Civil Aviation Service.

14. OKULOV VALERY MIKHAILOVITCH – General director of JSC "Aeroflot", Member of the Board of Directors of JSC "Aeroflot". Born in 1952 in the city of Kirov. Works in the Civil Aviation for 32 years. In 1975 graduated from the Academy of Civil Aviation. Qualification "Operation of air transportation means", engineer-navigator. Worked as aircraft navigator of AN-24, AN-12, TU-154 aircraft, navigator – instructor of TU-154 aircraft of Sverdlovsk Joint Aviation Unit. From 1985 worked in the Central Administration of Air Communications (from 1992 in JSC "Aeroflot") – in the positions of navigator of TU-154, IL-86, AN-124, IL-96 aircraft, leading navigator-instructor of the Training Center of Aviation Personnel, 1st grade expert, accident free operation of more than 10,000 flight hours. From June

1996 till May 1997 – First Deputy General Director of JSC "Aeroflot" responsible for organization and management of the production activities of JSC "Aeroflot".

15. OSIPOV ANDREY ALBERTOVITCH - Chief of the Department of Merges and Amalgamations of Moscow representative office of «Millhouse Capital UK Limited» company, member of the Board of Directors of JSC «Aeroflot». Born in 1971. Has higher education, in 1995 graduated Moscow Engineering-physics Institute, qualification – economist. In 1997-1998 worked in the position of a leading expert of the Department of Projects Financing of "NK "UKOS". In 1998-2001– Chief of the Department of the Market of Capitals of JSC "Sibneft".

16. TUZILIN ALEXEY ELEVITCHT – Chief of the Department of Corporate Management of Moscow representative office of «Millhouse Capital UK Limited» Company, member of the Board of Directors of JSC "Aeroflot". Born in 1968. Has higher education: graduated from Moscow Aviation Institute named after S.Ordjonikidze, qualification «engineer - economist». In 1994-1997 worked in the position of a leading expert, Chief of the Department of Securities of the Administration of Corporate Finances of JSC "Sibneft".

17. FINGER GRIGORY MOISEEVITCH – Managing Director of the Moscow representative office of «NCH Advisors,Inc.» Company. Born in 1966. Has higher education: engineering and financial.

18. FRANK SERGEY OTTOVITCH – Minister of Transportation of the Russian Federation, Chairman of the Board of Directors of JSC "Aeroflot". Born in 1960 in Novosibirsk. In 1983 graduated magna cum lauder from Ship Building Faculty of Far East Higher Engineering Marine School named after Admiral G.I.Nikolsky in Vladivistok. In 1983 – 1989 had an occupation in scientific, teaching and administrative fields in the said School. From 1984 hold the position of the Deputy Chief of this School. From 1989 till 1991 – Chief of Foreign Economic Service of Far East Marine Lines responsible for economic matters, Deputy General Director of JSC "Far East Marine Lines" responsible for economic and finance matters. In 1989 graduated by correspondence Higher Commerce School at the Academy of Foreign Trade and in 1995 also by correspondence graduated from Far East Sate University. From 1995 till 1996 – Deputy Director of the Department of Marine Transport of Russia. In 1996 – 1998 – First Deputy Minister of Transportation of the Russian Federation.

19. SHAPOSHNIKOV EUGENE IVANOVITCH – Assistant to the President of the Russain Federation, Member of the Board of Directors of JSC "Aeroflot". Born in 1942 in the village Bolshoy Lug of Aksy district of Rostov Region. Graduated from Kharkov Higher Military Aviation School of Pilots, Air Force Academy named after U.A.Gagarin, Military Academy of the General Staff. Marshal of Aviation. Served in Air Force as pilot, Commander of flight, Commander of air squadron, Commander of Air Force regiment, Commander of Air Force division, Deputy Commander of Regional Air Force, Commander of Commander of Regional Air Force, Commander of the Air force of Soviet Military Group in Germany, Deputy Chief of the Air Force, Chief of the Air Force. In 1991 was appointed the Minister of Defense of the USSR, from 1991 till 1993 – Chief Commander of Joint Armed Forces of CIS, in 1993 – Secretary of Security Council of Russia. From 1994 – the Representative of the RF President in the Sate Company "Rosvooruzeniye". From October, 1995 till March, 1997 – General Director of JSC "Aeroflot.

(82 – 4592)


АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT

Moscow

The 26th of April, 2003

Recommended by
The Board of Directors of JSC "Aeroflot"
(Minutes № 16 dated the 31st of March, 2003)

On the amount of the dividend for the year of 2002, terms and form of payment

«Be it resolved to pay out in cash annual dividends for the results of the year 2002 in the amount of 0.29 rubles per one ordinary share of JSC "Aeroflot" during the period from the 1st of July till the 31st of December of 2003".

(82 – 4592)

Changes and additions to the ARTICLES OF ASSOCIATION
JOINT STOCK COMPANY
" AEROFLOT-RUSSIAN AIRLINES"
(edition No 5)

City of Moscow
2003

In Clause 7. The aims and types of activity of the Company to add:
- providing services for transportation of weapons and cartridges.

In Clause 14. The dividends of the Company to add:
- 14.2 Based on the results of the first quarter, half a year and nine months of a financial year, the company is entitled to make decisions (declare) on dividends distribution on placed shares. Decision on distribution (declaration) of the dividends based on the results of the first quarter, half a year and nine months of a financial year, may be taken within three months after expiration of a corresponding period.

Decisions on distribution (declaration) of the dividends, size of the dividends and form of their distribution are taken by the general meeting of the shareholders on recommendation of Board of Directors of the Company.

- 14.3 Term and procedure of dividends distribution is defined by the decision of a general meeting of the shareholders on payment of the dividends.

- 14.4 List of the persons entitled to dividends distribution, is made at the date of drawing up the list of the persons having the right to participate in a general meeting of the shareholders at which decision is taken to distribute corresponding dividends.

To compile a list of persons entitled to dividends distribution, a nominal shareholder shall provide information on the persons in whose interests he holds shares.

- 14.5. The company has no right to make decision (declare) on payment of dividends, including the results of the first quarter, half a year and nine months of a financial year, on shares:

In Clause 16 General Meeting of Shareholders

- 16.1. At annual general meeting of the shareholders the questions on election of Board of Directors of the Company, Auditing Commission of the Company, approval of the Auditor of the Company, annual reports and annual accounting reports of the Company and other documents, presented by the Board of Directors of the Company, in accordance with sub. paragraph 10 of item 16.8., Clause 16 of the present Articles of Association.

- 16.2. Date and procedures of holding of general meeting of the shareholders, procedures of notifying the shareholders about the meeting, list of materials, (information) provided to the shareholders, in the process of preparation for the general meeting of the shareholders are established by Board of Directors of the Company according to the requirements of the Federal

law " About Joint-Stock Companies " and Regulations about general meeting of the shareholders JSC "Aeroflot".

- 16.4. To compile a list of persons entitled to participation in the general meeting of shareholders, a nominal shareholder shall provide information on the persons in whose interests he holds shares at the date of compiling the list.

If shares of the Company are the property of share investments funds, managers of these share investments funds are included into the list of persons entitled to participate in the general meeting .

If shares of the fund are handed over for beneficial ownership, into a list of persons having the right to participate in the general meeting are included beneficial owners, excluding the cases when a beneficial owner is not authorized to vote by shares of his beneficial ownership.

List of the persons entitled to participate in a general meeting of the shareholders, is presented by the Company for familiarization on request of the persons, included in this list and holding not less than 1 (one) percent of votes, on any question on the agenda of the general meeting, in accordance with the established procedure for providing information (materials) when preparing a general meeting. The data of the documents and post addresses of physical persons included in this list, are revealed only with the consent of these persons.

- 16.5. When establishing if quorum is secured and counting the votes, some of the votes, provided by split stock are summed up without rounding numbers.

General meeting, carried out by way of joint presence for the discussion of questions on the agenda, is opened if by the time of its opening a quorum is made up for at least one of the questions on the agenda of the general meeting.

If by the time of the beginning of the general meeting, quorum is not secured on none of the questions included into the agenda of the general meeting, opening of the general meeting is postponed by 1 hour.

Postponing of the opening of the general meeting of shareholders is not allowed more than once.

- 16.7.1. In case of transfer of shares after the date of drawing up of the list of the persons entitled to participate in the general meeting of the shareholders and up to the date of holding the general meeting of shareholders (further- shares, handed over after the date of compiling the list), the person included in the list shall give to the purchaser the power of attorney for voting or to vote at a general meeting according to the instructions of the purchaser of the shares.

- 16.7.2. If the instructions of the purchasers coincide, then their votes are summed up. If the instructions of the purchases with respect of the voting on the same question on the agenda of the general meeting do not coincide, then the person included into the list of the persons with a right of vote at the general meeting shall vote on such a question in accordance with the received instructions and with such number of votes which is given by the shares held by each purchaser.

If shares giving the right of vote at the general meeting of shareholders are circulating outside the territory of the Russian Federation by way of securities of a foreign issuer, issued in accordance with foreign legislation and certifying the rights to such shares (deposited securities), voting on such shares shall be carried out only in accordance with the instructions of owners of depositary securities.

- 16.7.3. В случае, если акция Общества находится в общей долевой собственности нескольких лиц, то правомочия по голосованию на общем собрании акционеров осуществляются по их усмотрению одним из участников общей долевой собственности либо их общим представителем.

Полномочия каждого из указанных лиц должны быть надлежащим образом оформлены.

- 16.8.

10) Approval of the annual reports, annual accounting reporting, including reports on profits and losses (accounts of profits and losses) of the Company, as well as distribution of the profit, including distribution (declaring) of dividends, excluding profit distributed as dividends based on results of the first quarter, half a year, nine months of the financial year and losses of the Company based on the results of a financial year.

18) making decisions on distribution (declaration) of dividends based on results of the first quarter, half a year, nine months of the financial year, size of dividends on the shares of the Company, form and procedure of its distribution.

- 16.10.1. Bulletin for voting, opposite each version of the vote, shall contain margins for indicating the number of votes cast for each voting option, it may also indicate the number of votes belonging to a person having the right of vote at the general meeting of shareholders. At this, if voting by such a bulletin is carried out on two or more questions of the agenda of the general meeting on different issues of the agenda and the number of votes possessed by a voting person, having the right of vote at the general meeting on different questions of the agenda do not coincide , in such a bulletin a number of votes shall be indicated with which a person, having a right of vote, may vote at the general meeting, on each question of the agenda.

The list and content of explanations contained in the voting bulletin are shown in p.9.4.2 , Article 9 of Regulations on shareholders general meeting.

- 16.10.3 In case of cumulative voting, the bulletin for voting shall contain the instruction on this and the explanation of an essence of cumulative voting. In addition to explaining the essence of cumulative voting the voting bulletin shall contain an explanation of the following nature: " Fraction of a vote received as a result of multiplying the number of votes belonging to a shareholder, holder of a split up stock, by a number of persons who shall be elected to the Board of Directors of the Company, may be given only to one candidate".

-

- 16.10.4. The cases of recognizing the bulletins as void are described in p. 9.12, Article 9 of Regulations on shareholders general meeting.

-

- 16.12. List of information which shall contain the report on results of voting at the general meeting of shareholders, as well as procedures of preparing the report on the voting results are listed in p.14.6 and p. 14.7, Article 14 of Regulations on shareholders general meeting of JSC "Aeroflot".

- 16.13. Decision of general meeting of the shareholders can be approved without holding a general meeting (joint presence of the shareholders for discussion of questions on the agenda and taking decisions on questions put on voting) by carrying out correspondence voting (by way of postal inquiry).The date of the general meeting held by correspondence voting is the date of termination of acceptance of bulletins for voting.

- 16.4 For organization and summarizing of voting the Accounting Commission is created, its functions are carried out by specialized registrar of the Company. Other Registrars cannot fulfill functions of the Accounting Commission.

The order of registration for participation in the general meeting of shareholders, persons having the right to participate in the general meeting are described in Article 7 of Regulations on shareholders general meeting.

- 16.15. Based on the results of voting, the Accounting commission makes the protocol on results of voting at the general meeting of the shareholders, signed by the persons authorized by the Registrar and performing functions of an Accounting commission.

The list of information which the protocol of the voting results at shareholders general meeting, as well as the procedures of preparing the protocol on voting results is described in p.14.2 and p.14.7 of Article 14 of Regulations on shareholders general meeting.

- 16.16. The list of information which the minutes of the shareholders general meeting shall contain, as well as the procedures of preparing the minutes of the general meeting are described in p.15.2 of Article 15 and p.14.7 of Article 14 of Regulations on shareholders general meeting of JSC "Aeroflot".

To the minutes of the general meeting of shareholders are attached:

-protocol on voting results at the general meeting of shareholders

-documents accepted or approved by the decisions of the shareholders general meeting.

Clause 17 Preparation to the Annual General Meeting of Shareholders

- 17.1. General meeting shall be held in the city of Moscow, which is the location of executive bodies of the Company, or in Moscow region, which the main location of the Company.

- 17.3. time of the beginning of registration of the persons taking part in the general meeting, if holding the general meeting by way of a meeting (joint presence of shareholders);

- 17.3.1 To the information (materials) subject to representation to the persons, entitled to participation in a general meeting of the shareholders, when preparing for the general meeting of the shareholders, is the annual report and annual accounting report of the Company, Auditing Commission conclusion on reliability of information contained in the annual report of the Company and Auditor of the Company on results of the annual auditing of financial and production activity of the Company, information on the candidates to the Board of Directors of the Company and Auditing commission of the Company, recommendations of the Board of Directors of the Company on profit distribution, including on the size of the dividend on shares of the Company and procedures of its distribution, and losses of the Company based on the results of financial year, draft of changes and additions introduced to the Articles of Association of the Company or a new edition of the draft of the Articles of Association, and also other information stipulated by the current legislation of Russian Federation and the Articles of Association of the Company.

List of information which shall contain the annual report of the Company shall contain, as well as the procedures of preparing annual report are described in p.5.6 of Article 5 of Regulations on shareholders general meeting of JSC "Aeroflot".

- 17.3.2. Additional information, which shall be presented to the persons having the right to participate at the general meeting , when preparing the general meeting, the agenda of which includes the election of the members of the Board of Directors, members of the Auditing Commission, is the information about availability or absence of a written consent of the candidates nominated for election to a corresponding body of the Company.

- 17.3.3. List of additional information (materials) which shall be presented to the persons entitled to participate it the general meeting , when preparing the general meeting:

-agenda, including questions the voting on which may cause coming into existence of the right of shares redemption by the Company;

-agenda of which includes the question on re-organization of the Company

is listed in p.5.5.2 and p.5.5.3. Regulations on shareholders general meeting of JSC "Aeroflot".

- 17.3.4. Information (materials) stipulated by the list of the information, given to the shareholders when preparing for general meeting of the shareholders, within 30 (thirty) days before holding a general meeting of the shareholders, shall be distributed to the persons entitled to participate in the general meeting of the shareholders, in an office at the address of General Director of the Company, as well as in other places, the addresses of which are specified in a notice of a general meeting of the shareholders.

The Company shall, on request of the person entitled to participate in a general meeting of the shareholders, to give to him copies of the specified documents within 5 days of the date of receipt by a Company of the appropriate request. Payment raised by the Company for presenting the specified copies, cannot exceed expenses for their production.

- 17.4. Share of voting shares belonging to shareholders (shareholder), making a proposal for the agenda of a general meeting, is determined at the date of making such a proposal.

- 17.5.1 Proposals on introduction of questions to the agenda and suggestions on nominating candidates into the Board of Directors and into Auditing Commission of the Company may be introduced by way of:

-sending by mail to the address (location) of the executive body of the Company, included in the United State Register of legal persons, to the addresses shown in the Articles of Association of the Company.

- delivery against signature to a person who is performing the functions of a sole executive body of the Company, Chairman of Board of Directors of the Company or other person authorized to accept correspondence in writing, addressed to the Company;

- 17.5.2 If the proposal to the agenda of a general meeting of shareholders is signed by a representative of a shareholder, a Power of Attorney shall be attached (copy of the power of the attorney) to such a proposal, certified in accordance with the set procedure, with information on the represented person or the person representing him which in accordance with the Federal law "About Share Companies" shall contain the Power of Attorney for voting, executed in accordance with the requirements of the Federal law " About Share Companies" to a Power of Attorney for voting

-

- 17.5.3. Proposal to the agenda of shareholders general meeting is considered to be made by those shareholders who (whose representatives) signed it.

- 17.5.4 If a proposal to the agenda of shareholders general meeting is signed by a shareholder (his representative) whose rights to the shares are confirmed by a deposit account in depository, to such a proposal an except shall be attached from the account of deposit of shareholders in a depositary registering the rights to shares mentioned above.

- 17.6.1. When candidates are nominated to the Board of Directors of the Company and Auditing Commission of the Company to a proposal on the agenda of a general meeting, may be attached a consent in written form, of the nominated candidate and information about the candidate , which is to be presented to the persons entitled to participate in the meeting, when preparing a general meeting.

Clause 18. Extraordinary General Meeting of Shareholders, to add:

- 18.4. Part of voting shares belonging to a shareholder (shareholders), demanding holding an extraordinary general meeting of shareholders is determined at the date of making such a demand.

Demand to hold an extraordinary general meeting is considered as coming from a shareholder (shareholders) who (whose representatives) signed it.

- 18.4.1 Demand to hold an extraordinary general meeting may be done by :

-sending by mail to the address (location) of the permanently operating executive body of the Company included in the Unified State Register of legal persons, to the addresses listed in the Articles of Association

- delivery against signature to a person who is performing the functions of a sole executive body of the Company, Chairman of Board of Directors of the Company or other person authorized to accept written correspondence, addressed to the Company;

- 18.4.2 If the demand to hold an extraordinary general meeting is sent by an ordinary letter or any other ordinary item of mail, the date of making such a demand is considered the date indicated on the post stamp, confirming the date of receiving the item of mail and if the demand to hold an extraordinary general meeting of shareholders is sent by registered letter or any other registered mail item, the date of mail delivery to the indicated address and confirmed by a corresponding signature.

- 18.4.3 If the demand to hold an extraordinary general meeting is delivered against signature, the date of making such a demand is the date of delivery.

Clause 22. Responsibility of the members of the Board of Directors, of the general director, members of the board of management and persons interested in execution of transactions, to add:

- 22.9 General Director of the company is liable for organization of the work and creating conditions in the Company to protect information, which is a state secret, and for violating limitations set by legislation concerning familiarization with information, which is a state secret.

Clause 26. Reorganization and liquidation of the Company, to add:

- 26.20. During reorganization, winding–up of the Company or ceasing the work with information being a state secret, the company shall take measures to protect this information and its material carriers. At this, carriers of the information being a state secret, are destroyed in accordance with the established procedure, placed in the archives for storage or transferred to:
  - successor of the Company if the successor is authorized to carry out work using information listed above
  - appropriate government body.

(82 – 4592)


АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow **the 26th of April, 2003.**

LIST OF
Members of the Auditing Commission of JSC "Aerolfot"
Elected by the Extraordinary General Meting of Shareholders of the Company held on the 14th of September, 2002

1. **BOGATCHEVA Irina Leonidovna** - **Chief of a Division of the Department of the Ministry of Property Relations of Russia**

2. **DUNAIKINA Zinaida Nikolaevna** – **Chief of Information and Analytic Division of the Department of Production Security of JSC "Aeroflot"**

3. **KUZMINA Zinaida Petrovna** - **Chief Specialist of the Department of the Ministry of Property Relations of Russia**

4. **MELNIKOV Alexander Vladimirovitch** – **Chief of the Department of Economic Analysis of the Moscow Representative Office of Millhouse Capital UK Limited**

5. **SUKHANOVA Marina Romanovna** – **Chief of the Finance Department of the Moscow Representative Office of Millhouse Capital UK Limited**

(82 – 4592)


АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT

APPROVED BY
The Board of Directors of JSC «Aeroflot»
Minutes № 15 dated 20th of February, 2003

LIST OF
Nominees to the Auditing Commission of JSC "Aeroflot"
to be elected by the Annual Extraordinary Meeting of Shareholders of the Company for the year of 2003

1. Akimova Nina Fedorovna - Director of the Department of Economics and Finance Planning of JSC "Aeroflot"
2. Bogacheva Irina Leonidovna - Chief of a Division of the Department of the Ministry of Property relations of Russia
3. Dunaikina Zinaida Nikolaevna - Chief of Information and Analytic Division of the Department of Production Security of JSC "Aeroflot"
4. Zakharov Vadim Anatolievitch - Deputy Chief of an Administration of the Ministry of Transport of Russia
5. Kanistchev Alexander Alekseevitch - Director of the Department of Route Net Management of JSC "Aeroflot"
6. Melnikov Alexander Vladimirovitch - Chief of the Department of Economic Analysis of the Moscow Representative Office of Millhouse Capital UK Limited
7. Khvostunkov Andrey Nikolaevitch - Chief of the Administration of the Federal Energy Commission of Russia
8. Cheremnykh Iury Mikhailovitch - Deputy Director of Aviation Technical Center of JSC "Aeroflot" responsible for economic and financial matters - Chief of Finance and Economic Service
9. Elster Alexander Aronovitch - Chief Specialist of the Department of Business-plans of the Moscow Representation Office of Millhouse Capital UK Limited

(82 – 4592)


АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING OF SHAREHOLDERS O
JSC "AEROFLOT

APPROVED By
The Board of Directors of JSC "Aeroflot"
Minutes № 15 dated the 20th of February, 2003

LIST OF
Nominees to the Board of Directors of JSC "Aeroflot"
to be elected by the Annual General Meeting of Shareholders of the Company
for the year of 2003

1. Antonov Vladimir Nikolaevitch - First Deputy General Director of JSC "Aeroflot"
2. Braverman Alexander Arnoldovitch - Secretary of State, First Deputy Minister of Property Relations of the Russian federation
3. Viyazalov Sergey Iurievitch - First Deputy Minister of Finance of the Russian Federation
4. Gerastchenko Victor Vladimirovitch - Chief Research Fellow of R&D Institute of the Central bank of Russia
5. Golubovsky Iury Iosifovitch - Manager of a Project of the Administration of Projects of the Moscow Representative Office of Millhouse Capital UK Limited
6. Goryatchev Vladimir Sergeevitch - Chief of a Department of the Ministry of Transport of the Russian Federation
7. Davidovitch David Lvovitch - Managing Director of the Moscow Representative Office of Millhouse Capital UK Limited
8. Zurabov Alexander Iurievitch - First Deputy General Director of JSC "Aeroflot"
9. Isaev Iury Olegovitch - Deputy Minister of Economic Development and Trade of the Russian Federation
10. Kondratiev Viyatcheslav Vladimirovitch - General Director of the Group "BIG Menegement"
11. Kornilov Georgy Victorovitch - Deputy Chief of the Department of the Federal Security Service of the Russian Federation
12. Moshkov Gennady Iurievitch - Deputy Minister of Transport of the Russian Federation
13. Neradko Alexander Vasilievitch - First Deputy Minister of Transport of the Russian Federation
14. Okulov Valery Mikhailovitch - General Director of JSC "Aeroflot"
15. Osipov Andrey Albertovitch - Chief of the Department of Merges and Amalgamations of Millhouse Capital UK Limited
16. Tuzilin Alexey Elievitch - Chief of the Department of Corporate Management of

			Millhouse Capital UK Limited
17.	Finger Grigoty Moiseevitch	-	Managing Director of the Moscow Representative Office of NCH Advisors, Inc.
18.	Frank Sergey Ottovitch	-	the Minister of Transport of the Russian Federation
19.	Shaposhnikov Eugeny Ivanovitch	-	Assistant to the President of the Russian Federation

(82 – 4592)


АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT"

Moscow

The 26th of April, 2003

Recommended by
The Board of Directors of JSC "Aeroflot"
(Minutes № 16 dated the 31st of March, 2003)

Proposal of the Board of Directors
on appointment of the Statutory Auditor of JSC "Aeroflot" for the year of 2003

«Be it resolved to appoint Companies "Vneshaudit" and "Deloit and Tush" as the Statutory Auditors of JSC "Aeroflot" for the year of 2003».

(82 – 4592)

DRAFT

APPROVED BY
Shareholders' General Meeting
Minutes № _ of _______ 2003

Chairman of the meeting

REGULATION ON GENERAL MEETING OF SHAREHOLDERS OF PUBLIC LIMITED JOINT STOCK COMPANY "AEROFLOT - RUSSIAN AIRLINES "

(revision № 1)

Moscow
2003

Contents

This present Regulation regulates the order of preparation, convention and holding of the General Meeting of the shareholders of the public joint stock Company "Aeroflot-Russian Airlines" (hereinafter referred to as Company) and covers annual and extraordinary shareholders' meetings (hereinafter referred to as General Meeting of Shareholders).

In preparation for a General Meeting of Shareholders, nomination of candidates to the Company Board of Directors, Company Auditing Commission, proposals on items to the agenda of the Company General Meetings, voting at the Company General Meetings on behalf of the Russian Federation, representatives of the Russian Federation in the Company are guided by the requirements of the relevant Russian Federation legislation and regulations providing for the appointment and activities of the Russian Federation representatives in the managing bodies and auditing commissions of public joint stock companies.

Preparation, convention and holding of General Meetings of shareholders are carried out in accordance with the Federal Law "On Joint Stock Companies", requirements established by a Federal executive authorities for the securities market, Articles of Association of the Company and this present Regulation.

Article 1. General Meeting of Shareholders of the Company

1.1. The General Meeting of shareholders is the supreme managing authority of the Company.

1.2. The Company is responsible to held the General Meeting of shareholders annually (Annual General Meeting).

The Annual General Meeting of shareholders is held in time not earlier than three months prior and not later than six months after the end of the Company's fiscal year. At the Annual General Meeting of shareholders the issues of election of the members of the Board of Directors, Auditing Commission, appointment of the Company Auditor, revision of the annual management report of the Board of Directors and other documents stipulated in subparagraph 2.1.10 of item 2.1 of Article 2 of this present Regulation and subparagraph 10 of item 16.8 of the Company Articles of Association are to be considered at the General Meeting of shareholders.

Shareholders' meetings held in addition to the Annual General Meeting of Shareholders are considered to be extraordinary.

1.3. The General Meeting may be held either as a meeting (collective attendance of shareholders to discuss issues in the agenda and passing resolutions on issues put to vote), or by absentee vote (by way circulation resolutions).

The Annual General Meeting of the Company can only be held as a meeting (collective attendance of shareholders).

Article 2. Powers of the General Meeting of shareholders

2.1. The following issues are within the powers of the General Meeting of Shareholders:

2.1.1. Introduction of amendments and additions to the Articles of Association of the Company in cases stipulated by the Russian Federation legislation or adoption of a new revision of the Company Articles of Association.

2.1.2. Reorganization of the Company.

2.1.3. Winding up the Company, appointment of a liquidation committee and approving intermediate and final liquidation balance sheets.

2.1.4. Election of members of the Company Board of Directors and early termination of their office.

2.1.5. Determination of category (type), quantity, declared par value of shares and rights accorded to those shares.

2.1.6. Increase of the Company authorized capital by increasing shares par value or by issue of additional shares.

2.1.7. Reduction of the Company authorized capital by decreasing shares par value or by purchase by the Company of a part of its shares with the aim to reduce their total number, and by way of redemption of shares purchased or bought out by the Company.

2.1.8. Election of members of the Company Auditing Commission and early termination of their powers.

2.1.9. Appointment of the Company Statutory Auditor.

2.1.10. Approval of annual reports, annual accounting control including statements of profits and losses (accounts of profits and losses) of the Company, and distribution of profits **(including payment out (declaration) of dividends excluding profits distributed as dividends for the first three, six and nine months of the fiscal year)** and losses suffered as of the end of the fiscal year.

2.1.11. Determining the proceedings of the General Meeting of shareholders.

2.1.12. Subdivision and consolidation of shares.

2.1.13. Resolving issues on approval of transactions of interest in cases stipulated in Chapter XI of the Federal Law "On Joint Stock Companies".

2.1.14. Resolving the issue of approval of a major transaction in cases stipulated in Chapter X of the Federal Law "On Joint Stock Companies".

2.1.15. Purchase by the Company of distributed shares in cases stipulated by the Federal Law "On Joint Stock Companies".

2.1.16. Taking a decision about a participation of the Company in any holding companies, finance and industrial groups, associations or any other amalgamations of commercial organizations.

2.1.17. Approval of regulations on the General Meeting of shareholders, the Board of Directors, the Management Board and Auditing Commission of the Company.

2.1.18. Taking decision on paying out (**declaring**) dividends **for the first three, six, nine months of the fiscal year**, amount of the dividend on the Company's shares, form and order of its payment out.

2.1.19. Taking a decision on issuance of debentures convertible into shares or other issued securities convertible into shares.

2.1.20. Approval of the size of remunerations and reimbursements paid to the members of the Board of Directors, Auditing Commission of the Company.

2.1.21. Resolving other issues stipulated in the Federal Law "On Joint Stock Companies".

2.2. The issues regulated to be within the competence of the General Meeting of the Company can not be delegated to the Company Board of Directors or executive managing body of the Company for resolution.

2.3. The General Meeting of the Company is not empowered to resolve issues that are not regulated to be within the scope of its competence.

2.4. The General Meeting of the Company is not empowered to resolve issues outside the agenda of the meeting as well as to change the agenda.

Article 3. Right to attend the General Meeting of the Company

3.1. The right to attend the General Meeting of the Company can be exercised by a shareholder both personally or via his/her representative by proxy.

3.1.1. The shareholder has the right to replace his/her representative at the General Meeting of the Company at any time and to attend the General Meeting of shareholders personally.

3.1.2. A shareholder's representative at the General Meeting acts in accordance with powers vested in him/her pursuant to the Federal legislation or regulations of Federal or local authorities empowered to issue such regulations or proxy card issued to him/her in written form. The proxy card must contain the information about the represented shareholder and the representative (name or title, address of residence or location, passport data **to be understood as the number of the passport blank and the date of its issue).** The proxy card for voting must be issued in the form prescribed by items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or attested notarially.

3.1.3. Papers ascertaining the powers of assignees and representatives of the persons included in the list of persons entitled to attend the General Meeting of shareholders (their copies, attested notarially) must be enclosed to the ballots delivered by those persons or submitted to the Returning Board to a Registrar carrying out functions of the Returning Board at the time of registration of those persons for attendance in the General Meeting.

3.2. The list of persons entitled to take part in the General Meeting of shareholders is made out basing on the data of the Company shareholders' register as of the date fixed by the Company Board of Directors.

The date of the list of persons entitled to participate in the General Meeting of shareholders can not be set at an earlier date than the date of the decision to held the General Meeting of shareholders and no more than 50 days, **and in case the proposed agenda of the General Meeting of shareholders contains an issue of election of members of the Board of Directors** – no more than 65 days prior to the date of holding the General Meeting of shareholders.

In case the General Meeting of shareholders the determination of quorum and vote of which are participated by ballots mailed by the Company to shareholders and received by it not less than two days prior the date of the General Meeting the date of completing the list of persons entitled to attend the General Meeting of shareholders is fixed as no less than 45 days prior the date of the Meeting.

3.3. To make out the list of persons entitled to take part in the General Meeting of shareholders the nominal holder of shares will submit information about the persons who have the interests in the shares in his/her possession as of the date of making out the list.

In case the Company shares are the property of a unit investment trust general managers of such trusts are to be included in the list of persons entitled to take part in the General Meeting.

In case the shares belonging to the afore said trusts have been transferred into asset management the managers of the assets are included in the lists of persons entitled to take part in the General Meeting of shareholders of the Company, except the cases when an assets manager is not empowered to vote on the shares held in the trust.

3.4. The list of persons entitled to attend the General Meeting of shareholders will contain name (title) of each such person, information required to identify the person, data on the number and category (type) of shares the person is entitled to vote for, the mailing address in the Russian Federation which the notice of the General Meeting of shareholders, ballots in case the vote is intended to be carried out by absentee vote and the report of vote returns are to be sent to.

3.5. The list of persons entitled to participate in the General Meeting of shareholders is to be made available for examination under a request by a person (persons) included in the list and commanding no less than 1 percent of votes in relation to any issue in the agenda of the General Meeting in the order stipulated by this present Regulation for submission of information (materials) during the preparation for the General Meeting.

To this matter, information of personal documents and mailing address of a natural person in the list can be disclosed only under the consent of such a person.

Under a request of any person concerned the Company within three days must submit to such person an extract from the list of persons entitled to attend the General Meeting of shareholders, containing information about this very person or a certificate to verify that this person has not been included into the list of persons entitled to attend the General Meeting of shareholders.

3.6. Any changes in the list of persons entitled to take part in the General Meeting of shareholders can only be made in cases of a rehabilitation of infringed rights of persons who were not included in the said list as of the date of its issue or correction of mistakes made when making it out.

3.7. In case of a transfer of shares after the date the list of persons entitled to take part in the General Meeting of shareholders and till the date of the General Meeting of shareholders **(hereinafter shares transferred after the date of the list)** the transferor included into the list is responsible to issue a proxy card to the transferee enabling him/her to vote at the General Meeting or vote on his/her behalf at the General Meeting according to the guidelines of the transferee. This rule is to be applied to any further case of shares transfer.

When shares transferred after the date the list is made out are transferred to two or more purchasers the person included in the list of persons entitled to attend the General Meeting of shareholders must vote at the General Meeting of shareholders according to the guidelines of each purchaser of shares and/or issue to each purchaser of shares a proxy card enabling him/her to vote, indicating in the proxy card the number of shares voting on which are authorized by the said power of attorney.

If the guidelines of the purchasers coincide their votes are summed up. If the guidelines of the purchasers in relation to the vote on one and the same issue of the General Meeting of shareholders do not coincide the person included in the list of persons entitled to attend the General Meeting must vote on such issue according to the guidelines received by that number of votes that are accorded to the shares in possession of each purchaser.

In case the shares entitling to vote at the General Meeting of shareholders are circulated outside the Russian Federation as securities of a foreign issuer issued under a foreign legislation and certifying the right for such shares (depository securities) the voting on such shares must be carried out only according to the guidelines of the owners of the depository securities.

3.8. In case a Company share is in the common shared possession of several persons the rights to vote at the General Meeting of shareholders are exercised either by any of the common owners of the shared property at their discretion or by their common representative. The powers of any such person must be duly legalized.

3.9. When holding a general meeting by way of personal attendance of shareholders a preliminary registration of participants that is to be started not later than 2 days prior the date of the General Meeting is carried out as a rule.

Date, venue, time and the procedure of the preliminary registration of attendants of the General Meeting of shareholders are resolved by the Board of Directors and are advised in the Notice of the General Meeting.

3.10. Possibility of attendance of guests, mass media representatives at the General Meeting of shareholders is resolved by the Board of Directors of the Company.

Article 4. Proposals to the Agenda of the General Meeting of Shareholders of the Company

4.1. Shareholders (a shareholder) of the Company holding together not less than 2 percent of voting shares of the Company are entitled to propose issues to the agenda of the annual General Meeting of shareholders and nominate candidates to the Board of Directors and Auditing Commission of the Company the number of which can not exceed the numerical composition of the relevant body as fixed at the previous General Meeting of shareholders.

Such proposals must be received by Company not later than 50 days after the last day of a fiscal year.

The quota of voting shares belonging to shareholders (a shareholder) making a proposal to the agenda of the General Meeting is to be calculated as of the date of the proposal.

4.2. Proposals on issues to be included into the agenda and nomination of candidates to the Board of Directors and the Auditing Commission (hereinafter Proposals to the Agenda) can be made by way of:

- **mailing to the address (place of location) of a permanent executive body of the Company found in the joint public register of judicial persons, or to addresses indicated in the Articles of Association of the Company;**
- **hading over on receipt to a person exercising functions of individual executive body of the Company, Chairman of the Board of Directors or to any other person authorized to accept written correspondence addressed to the Company.**

4.2.1. If a proposal to the agenda of the General Meeting of shareholders of the Company is sent by mail, the date of such proposal is deemed to be the date indicated on the imprint of the postal calendar stamp certifying the date of the dispatch of the postal delivery, and if the proposal to the agenda of the General Meeting is handed over by receipt – the date of the receipt.

4.3. A proposal on the issues to be put into the agenda of the General Meeting of shareholders is to be delivered in writing and to contain the name (title) of the shareholders (a shareholder) proposing the issue, number and category (type) of shares in his/her possession and must be signed by the shareholders (a shareholder).

4.3.1. In case the proposal to the Agenda of the General Meeting of shareholders is signed by a shareholder's representative a proxy card (a duly legalized copy of the proxy card) containing information about the represented shareholder and the representative that is to be found in the proxy card for voting as required by the Federal Law "On Joint Stock Companies"

and issued according to the requirements of the Federal Law "On Joint Stock Companies" for issuance of proxy cards for voting, must be enclosed to such a proposal.

4.3.2. The proposal to the agenda of the General Meeting of shareholders is deemed to be received from those shareholders who (whose representatives) have undersigned it.

4.3.3. In case the proposal to the agenda of the General Meeting of shareholders is undersigned by a shareholder (his/her representative) whose rights for shares are accounted in the deposit account at a depositary a statement of the shareholder's deposit account at the depositary managing the account rights for the referred shares must be enclosed to the proposal.

4.4. The proposal on the issue to be included into the agenda of the General Meeting of shareholders must contain a wording of each proposed item and the proposal for nomination of candidates – the name of each nominee, name of the body where he is proposed to be elected to.

4.4.1. When nominating candidates to the Board of Directors and to the Auditing Commission of the Company a written consent of the nominee and information about the nominee subject to submission to the person entitled to take part in the Meeting during the preparation for it may be enclosed to the nomination proposal.

4.5. The Board of Directors of the Company is held responsible to consider incoming proposals and make a decision on the inclusion of those into the agenda not later than 5 days after the deadline provided in item 4.1 of this Article. The issue proposed by shareholders (a shareholder) is to be included in the agenda of the General Meeting of shareholders, same as nominated candidates are to be placed on the ballot for election to the Board of Directors of the Company and to the Auditing Commission of the Company, except the cases when:

- a shareholder (shareholders) has failed to observe the term of submission of the proposal of issues to the agenda of the General Meeting of shareholders as provided in item 4.1 of this Article;
- a shareholder (shareholders) is not the holder of the required number of voting shares of the Company as provided in item 4.1 of this Article;
- the proposal is not in conformity with the requirements provided in items 4.3, **4.3.1., 4.3.3.** and 4 of this Article;
- the issue proposed for the agenda of the General Meeting of the shareholders of the Company is not within its competence and/or runs contrary to the requirements of the current legislation of the Russian Federation.

4.6. A motivated decision of the Board of Directors to refuse to include the issue into the agenda of the General Meeting of the shareholders of the Company or a nominee on the ballot for election to the Board of Directors and to the Auditing Commission of the Company are forwarded to the shareholder (shareholders) who proposed the issue or nomination not later than 3 (three) days from the date of receipt.

4.7. The Board of Directors of the Company has no right to make changes of the wording of issues proposed to the agenda of the General Meeting of the shareholders of the Company and of the proposed wordings of resolutions of such issues.

4.8. In addition to the issues proposed by shareholders to the agenda of the General Meeting of the shareholders as well as in case of absence of any proposals, absence or insufficient number of nominees proposed by shareholders for election to a relevant Company body, the Board of Directors

has the authority to include in the agenda of the General Meeting of shareholders issues or nominees on the ballot at its own discretion.

Article 5. Preparation for the Meeting of Shareholders and Notice of Its Convention

5.1. During preparation for the General Meeting of shareholders the Board of Directors of the Company and in cases stipulated by the Federal Law "On Joint Stock Companies" persons calling for the convention of the Meeting are to determine the following:

- form of the holding the General Meeting of shareholders (a meeting or absentee vote);

- date, venue and time of the General Meeting of shareholders, mailing address for sending completed ballots, and in case of absentee vote General Meeting the date ballots are ceased to be accepted. **The General Meeting must be held in Moscow that is the place of the residence of the executive bodies of the Company, or in Moscow District area that is the place of main location of the Company;**

- agenda of the General Meeting of shareholders;

- date of completing the list of persons entitled to attend the General Meeting of shareholders;

- the procedure of notice to the shareholder of the General Meeting of shareholders of the Company;

- the list of information items (materials) to be made available to the shareholders during preparation to the General Meeting of shareholders and the procedure of their release to hem;

- form and wording of the ballot.

5.2. Notice of the General Meeting to shareholders included in the list of persons entitled to attend the General Meeting of shareholders is carried out either by sending a written notification to them by registered mail or by hand delivery of the notification on receipt, and by publishing an announcement in "Rossiyskaya Gazeta" ("Russian Newspaper").

As an extra the announcement about the convention of the General Meeting of shareholders may be published in other accessible for all shareholders of the Company newspapers or magazines and mass media.

5.3. The Company is held responsible to deliver a written notice or publish the information about the convention of the General Meeting of shareholders not later than 30 (thirty) days prior to proposed date of its convention.

In case **the proposed agenda for an Extraordinary General Meeting of shareholders contains an issue of election of members of the Board of Directors** the notice of the Meeting must be made not later than 50 (fifty) days prior the date of its convention.

5.4. Notification of the General Meeting of shareholders must contain:

- full corporate name and place of residence of the Company;
- form of holding the General Meeting of shareholders (meeting or absentee vote);
- date, time and venue of the General Meeting of shareholders and in case when completed ballots can be mailed to the Company, the mailing address which can be used for sending completed ballots, or in case the General Meeting is held by way of absentee vote the deadline date of acceptance of ballots and the mailing address which is to be used for sending completed ballots.

- **time of the beginning of registration of persons attending the General Meeting in case it is held as a meeting (collective attendance of shareholders);**

- the date of completion of the list of persons entitled to attend the General Meeting of shareholders;

- issues included in the agenda of the General Meeting of shareholders;
- the procedure of getting acquainted with the information (materials) to be made available during the preparation for the General Meeting of shareholders and the address (the addresses) where it can be obtained from.

5.5. The information (materials) to be made available to persons entitled to attend the General Meeting of shareholders during the preparation comprises: the annual report and the **annual accounts** of the Company; **the annual report of the Auditing Commission verifying the authenticity of information of the annual report of the Company**, opinion of the Statutory Auditor of the company in respect of the results of the annual auditing of financial and business activities of the Company, information on the nominees for election to the Board of Directors and to the Auditing Commission of the Company; **recommendations of the Board of directors of the Company in respect of distribution of profits including the amount of dividend on Company shares and the order of its paying out, and losses in the current fiscal year;** a draft of amendments and add-ins to be inserted into the Articles of Association or a draft of new revision of Articles of Association of the Company; and any other information stipulated by the current legislation of the Russian Federation and the Articles of Association of the Company.

5.5.1. The additional information obligatory to be made available to persons entitled to attend the General Meeting during the preparation for it the agenda of which contains the issue of election of members of the Board of Directors, the Auditing Commission comprises the information on availability or absence of written consent of nominated candidates for election to the relevant Company body.

5.5.2. The additional information obligatory to be made available to persons entitled to attend the General Meeting during the preparation for it the agenda of which contains the issues the voting on which may result in accruing the right for the claim of redemption of shares by the Company, comprises the following:

- **a report of an independent broker of the market value of the Company shares the redemption of which may be claimed against the Company;**
- **calculation of the Company net wealth value according to the data of accounts for the latest completed reporting period;**
- **minutes (extract of minutes) of the meeting of the Board of Directors of the Company where the decision to evaluate the price for shares redemption with indication of shares price for redemption.**

5.5.3. The additional information (materials) obligatory to be made available to persons entitled to attend the General Meeting during the preparation for it the agenda of which contains the issue of reorganization of the Company comprises:

- **clarification of the conditions and the order of the Company reorganization contained in a resolution on split-up, segregation or transformation or in an agreement on merger or incorporation approved (adopted) by an authorized body of the Company;**

- **annual reports and annual accounts of all organizations involved in reorganization for the latest three completed fiscal years preceding the date of the General Meeting or for every completed fiscal year from the time of the setting up of the organization if the organization carries out its activities for less than three years;**
- **quarterly accounting control of all organizations involved in the reorganization for latest completed for three months period preceding the date of the General Meeting.**

5.5.4. The Company may work out a list of additional information (materials) obligatory for release to shareholders during preparation for the General Meeting of shareholders.

5.6. The annual report of the Company put forward for approval of the annual General Meeting is to contain the following:

- **positions of the Company within the industry;**
- **main priorities in the Company activities;**
- **report of the Board of Directors of the Company on the account of the Company development along the priority directions of its activities;**
- **prospects of the development of the Company;**
- **report in respect of the payment of declared (accrued) dividends on Company shares;**
- **description of main risk factors connected with Company's activities;**
- **list of transactions executed by the Company during the reporting year categorized under the provisions of the Federal Law "On Joint Stock Companies" as major transactions as well as other transactions the execution of which under the Articles of Association of the Company the procedure of approval of major transactions is to be applied with indication of main terms and conditions of each separate transaction and the managing body of the Company that is responsible for the approval for that transaction;**
- **list of transactions executed by the Company during the reporting year characterized under the provisions of the Federal Law "On Joint Stock Companies" as transactions the execution of which involved interests, with indication of an interested person (persons) for each separate transaction, main terms and conditions and the managing body of the Company that is responsible for the approval for that particular transaction;**
- **composition of the Board of Directors including information on the changes in the composition of the Board of Directors of the Company that took place during the reporting year and information on the members of the Board of Directors including their biographical summaries and numbers of Company shares in their possession during the reporting period;**
- **information on the person holding the position of the General director of the Company and members of the Executive Board of the Company including their biographical summaries and numbers of Company shares in their possession during the reporting period;**
- **criteria of calculation of the amount of reimbursement (compensation of expenses) of the person holding the position of the General Director of the Company, each member of the Board of Directors or total amount of remuniration (compensation of expenses) of all those persons that has been paid or are to be paid basing on the results of the reporting year;**

- **information on observance by the Company of the Code of corporate behavior;**
- **other information as may be required by the Articles of Association or by other internal regulation of the Company.**

The annual report of the Company is to be undersigned by the person holding the position of General Director and by the Chief Accountant of the Company.

The annual report must contain an endorsement of its prior approval by the Board of Directors of the Company.

5.7. The information (materials) as required by the list of information items to be made available to shareholders during preparation to the General Meeting of shareholders within 30 (thirty) days prior to the General Meeting of shareholders **must be submitted to persons entitled to attend the General Meeting of shareholders of the Company in the office located at the address of the General Director of the Company and in other places addresses of which were specified in the notice of the General Meeting of shareholders.**

The said information (materials) must be made accessible to persons attending the General Meeting of shareholders while it is being carried out.

The Company is responsible under a request of a person entitled to attend the General Meeting of shareholders to supply to him/her copies of the above indicated documents within 5 days from the date of the receipt by the Company of the said request. Payment charged for supplying such copies must not exceed the costs of their production.

In case the person registered in the Company's shareholders register is a nominee shareholder the notification of General Meeting of shareholders is sent to that nominee shareholder.

Article 6. Company Returning Board

6.1. To manage and to sum up the election returns the Returning Board of the Company is set up functions of which are performed by a specialized Registrar **of the Company. The functions of the Returning Board can not be carried out by any other registrars.**

6.2. The Returning Board checks the powers and register persons attending the General Meeting of shareholders, defines the quorum of the General Meeting of shareholders, explains issues emerging in connection with realization by shareholders (their representatives) of their vote rights at the General Meeting, clarifies the order of voting on issues put to vote, ensures prescribed order of voting and warrants the rights of shareholders to participate in the vote, counts the votes and sums up the results of the ballot, drafts the Protocol of the vote results and pass to the archive the ballots.

Article 7. Registration

7.1. Persons entitled to attend the General Meeting, except persons whose bulletins are received not later than two days prior the date of the General Meeting in case the voting can be carried out by way of mailing completed ballots to the Company are to be registered for attendance at the General Meeting.

7.2. Registration of persons attending the General Meeting carried out a meeting (collective attendance of shareholders) must be carried out at the venue of the General Meeting.

7.3. Persons entitled to attend the General Meeting held as a meeting, whose bulletins are received not later than two days prior the date of the General Meeting enjoy the right to attend the General Meeting.

7.4. If proxy cards have been issued in relation to shares transferred after the date of completing the list of persons entitled to attend the Meeting by a person included in the said list the purchasers of such shares are to be registered to attend the General Meeting and they should be issued with ballots.

7.5. Registration of persons entitled to attend the General Meeting must be carried out under the condition that persons coming to attend the Meeting are to be identified by way of reconciliation of the information contained in the list of persons entitled to attend the General Meting with data of personal identification papers presented (submitted) by the said persons.

7.6. Registration of persons entitled to attend the General Meeting having failed to register before it was open is invalidated upon completion of discussion of the first issue in the agenda of the General Meeting that has the quorum.

Article 8. Quorum of the General Meeting of Shareholders of the Company

8.1. The General Meeting of shareholders has the powers (has the quorum) if it is attended by shareholders possessing together more than half of votes of the Company voting shares that have been distributed.

8.2. Shareholders who registered to attend the General Meeting and shareholders whose ballots are received not later than two days prior the date of the General Meeting of shareholders are deemed to have attended the General Meeting of shareholders of the Company. Shareholders whose ballots are received prior the deadline for acceptance of ballots are considered to take part in the General Meeting of shareholders of the Company conducted by absentee vote.

8.3. In determining the quorum being present and calculating votes the parts of votes represented by fractional shares are summed up without rounding off.

8.4. The General Meeting held as a meeting can be opened if by the scheduled time the quorum at least for one of the agenda issues is present.

8.5. Registration of persons entitled to attend the General Meting who failed to register to attend the General Meeting prior its opening will be over upon termination of the discussions of the last agenda issue that has the quorum.

8.6. In case there is not a quorum for any of the issues in the agenda by the scheduled time of the beginning of the General Meeting the opening of the General Meeting is adjourned for 1 hour.
The General Meeting cannot be adjourned more than once.

8.7. The general meeting by the time of opening of which the quorum was present only for some separate agenda items cannot be closed if by the end of registration time persons have been registered whose registration provides the quorum for resolution on other agenda items.

8.8. Declaring a voting bulletin invalid for voting on one, several or all issues that are voted by this bulletin is not a basis for exclusion of votes under this bulletin in determining if a quorum is present.

8.9. If a quorum for conducting an annual General Meeting of shareholders of the Company is not present a repeated General Meeting of shareholders must be held. No changes of the agenda of the repeated Meeting is allowed to be made.

If quorum for an Extraordinary General Meeting is not present a repeated General Meeting of shareholders with the same agenda can held.

8.10. A repeated General Meeting of shareholders called in stead of the failed one will have the powers if it is attended by shareholders (their representatives) possessing together more than 30 percent of votes of the distributed voting shares of the Company.

Notice of the repeated General Meeting of shareholders is issued in the order provided in this Regulation.

8.11. In conducting a repeated General Meeting less than 40 days after the failed General Meeting of shareholders persons having the right to vote at the General Meeting of the shareholders are determined proceeding from the list of persons entitled to attend the General Meeting of shareholders.

Article 9. Vote at the General Meeting of Shareholders of the Company

9.1. Voting at the General Meeting of shareholders is based on the principle "one voting share – one vote" except in cases of cumulative voting when electing members of the Board of Directors of the Company and some other cases stipulated by the legislation of the Russian Federation and by the Articles of Association of the Company.

9.2. Voting at the General Meeting of shareholders on items of the agenda of the Meeting is only carried out by ballots.

9.3. The ballot form and its text are to be approved by the Board of Directors of the Company.

9.4. The ballot must contain:

- full corporate name and place of residence of the Company;
- form of carrying out the General Meeting (a meeting or absentee vote);
- date, venue and time of the General Meeting of shareholders and the mailing address to which completed ballots can be mailed to, and in case of holding the General Meeting by way of absentee vote the date of deadline for acceptance of ballots and mailing address which can be used for mailing completed ballots;
- wording of each issue (name of each nominee) voting of which is carried out by this ballot;
- available options of voting for each issue of the agenda expressed by formulas "pro", "con" or "abstain";
- instruction that the ballot is to be undersigned by the voter (by a person entitled to attend the General Meeting of shareholders).

9.4.1. The ballot opposite each option of the vote must have a margin to show the number of votes given for each voting option and may contain an indication of the number of votes belonging to the person entitled to attend the General Meeting of shareholders. To that matter, if this ballot is used for voting on two or more issues of the agenda of the General Meeting and the person entitled to attend the General Meeting is entitled in relation to different issues of the agenda is varying the ballot must contain the number of votes the person entitled to attend the General Meeting can use to vote each issue of the agenda of the General meeting.

9.4.2. The ballot must contain a clarification:

the voter has the right to select only one option of voting except the cases of voting in accordance with instructions of persons who purchased shares after the date of completing the list of persons entitled to attend the General Meeting or in compliance with instructions of owners of depositary securities;

if more than one option of voting is left in the ballot the number of votes given for the relevant voting option should be indicated on the margins for votes numbers indication and a mark made that the voting is carried out in accordance with the instructions of the purchasers of shares transferred after the date of completing the list of person entitled to attend the General Meeting and/or in compliance with instructions of owners of depository securities;

the voter voting under a proxy card issued in relation of shares transferred after the date of completing the list of persons entitled to attend the General Meeting must indicate the number of votes given for the remaining vote option in the margin for indication of votes numbers opposite the remaining vote option and put in a mark to indicate that the voting was exercised by proxy card issued in relation of shares transferred after the date of completing the list of persons entitled to attend the General Meeting;

if after the date of completing the list of persons entitled to attend the General Meeting not all the shares has been transferred the voter must indicate the number of votes given for the remaining vote option in the margin for indication of vote numbers opposite the preferred vote option and make a mark that a part of shares has been transferred after the date the list of persons entitled to attend the General Meeting was completed. If in relation to the shares transferred after the date the list of persons entitled to attend the General Meeting was completed instructions of purchasers of such shares coinciding with the preferred voting option were received such votes are to be summed up.

9.4.3. In case of vote for the election of members of the Board of Directors of the Company, members of the Auditing Commission of the Company the ballot must contain information about the nominees (nominee) to include his/her first name, surname and patronymic name.

9.4.4. In case of cumulative voting the ballot must contain an indication to that and an explanation of the essence of such cumulative voting. **In addition to the explanation of the essence of the cumulative voting the ballot must contain the following clarification: "The fractional part of the vote received as a result of multiplication of the number of votes belonging to a shareholder who is the owner of the fractional share by the number of persons to be elected to the Board of Directors of the Company can be only given in favor of one nominee".**

9.5. The ballots are sent or delivered by hand on receipt to each person indicated in the list of persons entitled to attend the General Meeting of shareholders not later than 20 days before the date of the General Meeting of shareholders

Distribution of ballots is carried out by the Company or by Company registrar by registered mail to addresses indicated in the list of persons entitled to attend the General Meeting of shareholders.

9.6. Acceptance of ballots is carried out in the order and in terms established by the legislation of the Russian Federation, Articles of Association of the Company and this Regulation. When holding a General Meeting by way of collective attendance of shareholders the latter may vote directly in the cause of the Meeting.

9.6.1. If the vote at the General Meeting held by way of a meeting may be carried out by way of sending completed ballots to the Company under the request of persons registered for attendance the General Meeting whose ballots has not been received by the Company or has been received later than two days prior the date of the General Meeting they may be only issued with ballots with a mark that they were reissued.

9.6.2. In case the voting at the General Meeting may be held by way of sending completed ballots, mailing of completed ballots to the address (place of location) of the General director of the Company found in the joint Sate registrar of judicial persons, to the address indicated in the Article of Association is to be acknowledge as mailing to the proper mailing address regardless of this mailing address being indicated in the notice of General Meeting.

9.7. The voting is carried out in accordance with the voting procedure adopted every time in the course of the General Meeting.

9.8. Persons registered to attend the General Meeting of shareholders held by way of a meeting has the right to vote all issues of the agenda from the time of opening of the General Meeting till it is closed and in case under the provisions of this Regulation or under the decision of the General Meeting on the proceedings of the General Meeting the vote results and decisions adopted by the General Meeting are announced at the General Meeting, they can vote from the moment of opening the General Meeting and till the moment of the counting of votes is started issues of the agenda of the General Meeting.

After the discussion of the last issue of the agenda of the general Meeting (the last issue of the agenda of the General Meeting which has the quorum) and till the closure of the General Meeting (till the count of votes is started) the persons who has not voted till this moment must be given time for voting.

9.9. In case of voting by ballots only votes on issues in relation of which only one of the available options is left by the voter are taken into account. Ballots completed with the violation of this requirement are considered to be invalid and the votes on issues contained in them are not taken into account.

In case the ballot contains several issues put to voting violation of the above said requirement in relation to one or several issues does not result in rendering the ballot invalid as a whole.

When counting the votes the fractions of votes represented by fractional shares are summed up without rounding off.

9.10. Elections of members of the Board of Directors are carried out by cumulative voting.. In case of cumulative voting the votes number belonging to each shareholder is multiplied by the number of persons who are to be elected to the Board of Directors and the shareholder has the right to give obtained in this way votes to one nominee in full or distribute them between two or more nominees. .

9.11. In some cases the voting may be held with the use of additional ballots. The procedure of their use is determined in the course of the General Meeting.

9.12. Ballots are considered to be invalid and votes contained in them are not counted:

- in case any corrections of the entries in the ballots;

- in case there is no signature of the voter in the ballot and/or a special stamp or an endorsement of the Returning Board proving the authenticity of the ballot (in cases the Returning Board takes a decision to enter such an endorsement by a stamp or a mark in ballots);
- **ballots received by the Company that are signed by a representative acting on the basis of a proxy card, in case the Company or the Register acting in the capacity of Returning Board of receives a notice on the replacement (recall) of that representative not later than two days prior the date of the General Meeting;**
- **if during the count of votes two or more completed ballots of the same person are detected that contains contradicting vote on one and the same issue then in relation to that issue all such ballots are considered to be invalid. This rule is not to be applied to ballots signed by a person who issued the proxy card in relation of shares transferred after the date the list of persons entitled to attend the General Meeting was completed and/or persons acting on the basis of such proxy cards, in the margins for indicating the number of votes of which the number of votes given for each option of the vote and appropriate marks stipulated in item 9.4.2 of this Regulation are indicated.**
- **If in the ballot on the issue of election of members of the Auditing Commission of the Company the option "pro" is left in relation to a larger number of nominees than the number of persons to be elected to the said body of the Company the ballot to the matter of voting on such issue is to be considered invalid.**

This rule is not to be applied to ballots signed by a person voting on shares transferred after the date the list of persons entitled to attend the General Meeting is completed in accordance with instructions issued by the purchasers of such shares and/or by a person voting on shares circulating outside the Russian Federation as depositary securities in accordance with the instructions of the owners of depositary securities and containing relevant marks stipulated in item 9.4.2. of this Regulation.

9.13. A person entitled to attend the General Meeting (including a new representative acting on the basis of a proxy card) is to be registered to attend the General Meeting and he/ she is to be issued with ballots in case the notice about the replacement (recall) of the representative has been received by the Company or Register carrying out the functions of the Returning Board before the registration of the representative whose powers are terminated.

9.14. If the participant due to any reason has not submitted his/her ballot during the voting procedure it is considered that he is not taking part in the voting and his votes are not taken into account during the count of vote returns.

9.15. In the course of Meeting with collective attendance of shareholders ballots are collected in the meeting room by tellers into sealed ballot-boxes.

9.16. the count of vote returns is carried out as a rule with the use of computer facilities.

9.17. After the minutes of vote returns is drawn and signing of the minutes of the General Meeting of shareholders the ballots are sealed by the Register carrying out the functions of the Returning Board and are put to the Company archive for storage.

Article 10. Extraordinary General Meeting of Shareholders of the Company

10.1. An Extraordinary General Meting of shareholders of the Company is called under the request of the Board of Directors by its own initiative, request of the Auditing Commission, Auditor of the Company and a shareholder (shareholders) who owns not less than 10 percent of voting shares of the Company as of the date of the request.

10.2. The convocation of an Extraordinary General Meeting of shareholders under the request of the Auditing Commission, the Auditor of the Company or a shareholder (shareholders) who owns not less than 10 percent of voting shares of the Company is to be initiated by the Board of Directors of the Company.

10.3. An Extraordinary General Meeting of shareholders called under the request of the Auditing Commission, the Auditor of the Company or a shareholder (shareholders) who owns not less than 10 percent of voting shares of the Company must be carried out within 40 days from the date of the request for convocation of an Extraordinary Meeting of shareholders.

If the proposed agenda for the Extraordinary General Meeting of shareholders contains an issue of election of members of the Board of Directors who are to be elected by a cumulative voting such General Meeting of shareholders must be held within 70 days from the date of the request for calling an Extraordinary General Meeting of shareholders.

10.4. In the request for calling an Extraordinary General Meeting of shareholders the issues to be put on the agenda of the Meting are to be formulated. The request for calling an Extraordinary General Meeting of shareholders may contain the wording of resolutions on every of those issues as well as a proposal with regard to the form of holding the General Meeting of shareholders. In case the request for calling an Extraordinary General Meeting of shareholders contains a proposal on nomination of candidates, such a proposal is subject to the provisions of the Article 53 of the Federal Law "On Joint Stock Companies" and of items 17.5., 17.6. of the Articles of Association of the Company.

The request for calling an Extraordinary General Meeting of shareholders is to be signed by a person (persons) who put forward the request for calling such a Meeting of shareholders.

10.5. In case the request for calling an Extraordinary General Meeting of shareholders is initiated by a shareholder (shareholders) it is to contain the name (title) of the shareholder (shareholders) who put forward the request for calling the Meeting with indication of the number, category (type) of shares in his/her possession.

The request for calling an Extraordinary General Meeting of shareholders is deemed to be received from the shareholder (shareholders) who (whose representatives) signed it.

The lot of voting shares belonging to the shareholder (shareholders) who requested to call an Extraordinary General Meeting of shareholders is assessed as of the date of such request.

10.5.1. The request for holding an Extraordinary General Meeting of shareholders may be submitted as follows:

- **by mailing to the address (location) of a permanent executive body of the Company that is found in the joint State registrar of judicial persons, to addresses indicated in the Articles of Association of the Company;**
- **by handing over on receipt to the person executing functions of a one person executive body of the Company, to Chairman of the Board of Directors of the**

Company or to any other person authorized to accept written correspondence addressed to the Company.

10.5.2. If the request for calling an Extraordinary General Meeting of shareholders is delivered by an ordinary letter or by any other ordinary mail the date of the submission of such a request is considered to be the date appearing on the imprint of the postal calendar stamp certifying the date of the receipt of this postal delivery, and in case the request for calling an Extraordinary General Meeting **is sent by a registered letter or by any other registered mail - the date the postal delivery is handed over to the addressee on receipt.**

10.5.3. If the request for calling an Extraordinary General Meeting **is handed over on receipt the date of the submission of the request is considered to be the date of the delivery.**

10.6. Within 5 working days from the date of request by the Auditing Commission, Statutory Auditor of the Company or a shareholder (shareholders) who owns not less than 10 percent of voting shares of the Company for calling an Extraordinary General Meeting of shareholders the Board of Directors of the Company is responsible for taking the decision to call an Extraordinary General Meeting of shareholders or to refuse to do so.

10.7. The following is to be determined by the decision of the Board of Directors to call an Extraordinary General Meeting of shareholders:

- the form in which the General Meeting is to be held (a meeting or absentee vote);
- date, venue and time of the General Meeting and in case when completed ballots can be sent to the Company a mailing address which can be used for delivery of completed ballots or in case the General Meeting is held by way of absentee vote the deadline for acceptance of ballots and a mailing address for delivery of completed ballots;
- date the list of persons entitled to attend the General Meeting of shareholders is to be completed on;
- agenda of the General Meeting of shareholders;
- the procedure of releasing the information (materials) due to dissemination during the preparation for holding the General Meeting of shareholders and address (addresses) where the said information can be obtained from;
- the procedure of sending the notice of the General Meeting to shareholders;
- the form and the text of the ballot;
- the date of delivery of the ballot and other information (materials) to shareholders according to the provisions of the Article of Association of the Company and requirements the current legislation of the Russian Federation;
- the deadline of acceptance of ballots by the Company.

The Board of Directors of the Company does not have the right to change the form of holding an Extraordinary General Meeting of shareholders if the request of the Auditing Commission of the Company, of the Statutory Auditor of the Company and a shareholder (shareholders) to call an Extraordinary General Meeting of shareholders specifies the form of the Meeting.

The Board of Directors of the Company does not have the right to change the wording of issues of the agenda, the wording of resolutions on such issues proposed for the Meeting called under a

request of the Auditing Commission of the Company, of the Statutory Auditor of the Company and a shareholder (shareholders) who has not less than 10 percent of voting shares in their possession.

10.8. A decision to refuse to call an Extraordinary General Meeting of shareholders under a request of request of the Auditing Commission of the Company, of the Statutory Auditor of the Company and a shareholder (shareholders) who has not less than 10 percent of voting shares in their possession can be made if:

- the procedure for putting forward a request to call an extraordinary meeting of shareholders established by the current legislation is not observed;

- the shareholder (shareholders) requesting to call an Extraordinary Meeting of shareholders does not possess the number of voting shares stipulated in item 1 of this Article;

- none of the issues proposed for the agenda of an Extraordinary Meeting of shareholders is not within the competence of an Extraordinary Meeting of shareholders of the Company;

- an issue proposed for the agenda does not meet the requirements of the current legislation of the Russian Federation.

10.9. The Company Board of Directors' decision to call an Extraordinary Meeting of shareholders or a motivated refusal to do so is to be sent to persons requesting its convocation not later than within 3 (three) days from the date of such decision.

10.10. In case if within the approved period the Board of Directors fails to make a decision to call an Extraordinary Meeting of shareholders or the decision is taken to refuse to do so an Extraordinary Meeting of shareholders can be called by the bodies of persons requesting its convocation. To this matter, the bodies and persons calling an Extraordinary Meeting of shareholders has the powers according to the provisions of the Federal Law "On Joint Stock Companies" and of the Articles of Association necessary to convoke and hold the General Meeting of shareholders.

In this case all expenses incurred to prepare and hold the General Meeting of shareholders may be reimbursed by the decision of the General Meeting of the shareholders at the expense of the Company.

Article 11. General Meeting of Shareholders of the Company held as an assembly (collective attendance of shareholders)

11.1. The participants are admitted into the room where the Meeting of shareholders is held by invitation cards issued at the time of preliminary registration. Seats are allocated by indication of seats in the invitation cards.

11.2. The shareholders or their representatives coming to attend the Meeting must undergo the registration. The registration of persons entitled to attend the General Meeting is carried out by the **Registrar of the Company** according to the procedure established by the Board of Directors **and this Regulation.**

11.3. **The General Meeting of shareholders is presided by** the Chairman of the board of Directors or by a person authorized for that by the Board of Directors. The Chairman of the Meeting is responsible to ensure observance of the agenda, the order of day and supervises over the working bodies of the Meeting.

If persons who are to preside at an Extraordinary General Meeting of shareholders under the provisions of the Federal Law "On Joint Stock Companies", **held by the initiative of persons entitled to make a request to call an** Extraordinary General Meeting, are not present at the Meeting, the Chairman of the General Meeting will be the person who has made the decision to call an Extraordinary General Meeting (his representative) or if the decision to call the Meeting was made by several persons – one of them at their discretion.

11.4. To manage the Meeting a manager may be appointed. The manager is responsible to organize the proceedings of the Meeting according to the approved order of the day, determines the sequence of speeches, calls the speakers and puts the issues to vote.

11.5. The working bodies of the General Meeting, their numerical and personal composition is to be approved in each case by the General Meeting under the proposal of the Board of Directors of the company.

11.6. The order of day of the General Meeting of shareholders is proposed by the Board of Directors and is approved by the General Meeting.

11.7. The General Meeting is usually opened by the Chairman of the Board of Directors or by a person authorized for that by the Board of Directors of the Company.

11.8. The attending shareholders are to follow the established proceedings of Meeting. The floor for debates is given by application written notes. An application not is to contain surname, first name, patronymic name, number of votes, the item of the agenda the speaker intends to deliver a speech on, personal of the participant.

The order for submission of notes is announced by the Meeting manager at the beginning of the Meeting.

11.9. The sequence of speakers taking par in the debates is determined by the secretariat of the Meeting basing on the sequence of the receipt of notes.

11.10. The minutes of the Meeting is kept in the course of the Meeting. The minutes are taken by way of shorthand and by tape recording.

Article 12. Resolutions of the General Meeting of Shareholders of the Company

12.1. The voting right at the General Meeting of shareholders belongs to shareholders who owns ordinary shares of the Company.

12.2. A resolution of the General Meeting on an issue put to vote is adopted by a majority of shareholders votes who owns voting shares of the Company and attend the Meeting unless it is otherwise provided in the Federal Law "On Joint Stock Companies" or by the Articles of Association of the Company.

The count of votes at the General Meeting of shareholders on an issue put to vote in resolving of which the right of vote belongs to shareholders who own Company shares is carried out on all voting shares together unless it is otherwise provided by the current legislation of the Russian Federation or by the Article of Association of the Company.

12.3. Resolutions on issues indicated in subparagraphs 2.1.2., 2.1.6., 2.1.12 – 2.1.18. of item 2.1. of Article 2 of this Regulation are adopted by the General Meeting of shareholders only under a proposal of the Board of Directors of the Company.

12.4. Resolutions on issues indicated in subparagraphs 2.1.1., 2.1.2., 2.1.3., 2.1.5., 2.1.15. of item 2.1 of Article 2 of this Regulation are adopted by the General Meeting of shareholders by a majority of three fourth of votes of attending shareholders who own voting shares.

12.5. The General Meeting of shareholders is not empowered to adopt resolutions on issues beyond the approved agenda of the Meeting as well as to introduce changes to the agenda.

12.6. Resolutions adopted by the General Meeting of shareholders as well as results of voting are announced at the General Meeting where the voting was carried out or advised not later than 10 (ten) days after Minutes of the vote returns was drawn in the form of a report on vote returns to persons included in the list of persons entitled to attend the General Meeting of shareholders in the order provided for notification of calling the General Meeting of shareholders.

Article 13. Resolutions of the General Meeting of the Company shareholders taken by absentee vote (by way of circulation of resolutions)

13.1. A resolution of the General Meeting of shareholders may be passed without holding a meeting (with physical collective attendance of shareholders to debate the items in the agenda and to pass resolutions on issues put to vote) by way of absentee vote (by circulating the resolutions). **The deadline date of acceptance of ballots is then deemed the date of the General Meeting.**

13.2. The General Meeting of shareholders the following issues are in the agenda of which:

- election of members of the Board of Directors of the Company;
- election of members of the Auditing Commission of the Company;
- appointment of a Statutory Auditor of the Company;
- approval of submitted by the Board of Directors annual Report of the Company, annual accounts including profit and losses accounts of the Company;
- distribution of profits including payment (declaration) of dividend and losses of the Company;

cannot be held by absentee vote.

13.3. The General Meeting of shareholders' resolution passed by way of absentee vote (by circulating resolutions) is deemed valid if shareholders holding together more than half of voting shares of the Company took part in the vote.

13.4. The absentee vote is held with the use of ballots that meet the requirements of Article 60 of the Federal Law "On Joint Stock Companies". The date of the delivery of ballots to shareholders must be set at a date that is not later than 20 days prior the deadline date of acceptance of completed ballots by the Company.

14. Minutes of vote returns

14.1. The Returning Board draws a minutes of vote returns for the results of vote to be signed by persons authorized by the Registrar and fulfilling functions of the Returning Board.

14.2. In the Minutes of the Returning Board on vote returns of the General Meeting of shareholders the following information is to be included:

- **full corporate name and location of the Company;**
- **type of the General Meeting (annual or extraordinary);**
- **the form of the General Meeting of shareholders (a meeting of absentee vote);**
- **the date of holding the** General Meeting of shareholders;
- **venue of the** General Meeting of shareholders **held in the form of a meeting (address at which the Meeting was held);**
- **the agenda of the General Meeting of shareholders;**
- **time of the beginning and termination of registration of persons entitled to attend the** General Meeting of shareholders that was held **in the form of a meeting**
- **time the** General Meeting of shareholders that was held in the form of a meeting was opened and closed and in case the resolutions passed by the General Meeting and vote returns were announced at the Meeting, also the time the count of votes was started at;
- **the number of votes possessed by persons included in the list of persons entitled to attend the** General Meeting of shareholders in relation to each item of the agenda of the Meeting;
- **the number of votes possessed by persons attending the** General Meeting of shareholders in relation to each item of the agenda of the Meeting with indication if the quorum was present for each item;
- **the number of votes given to each option of voting ("pro", "con", "abstain") in relation to each item of the agenda of the General Meeting of shareholders which has a quorum;**
- **the number of votes on each item in the agenda of the General Meeting of shareholders put to vote that were not taken into account under the reason that relevant ballots (including the voting to the matter of specific issues) were declared invalid;**
- **full corporate name of the Registrar carrying out functions of the Returning Board, his location and names of persons authorized by him;**
- **the date of the minutes of the Returning Board on the vote returns at the General Meeting of shareholders.**

14.3. The Minutes of vote returns is to be made not later than 15 (fifteen) days after the date the General Meeting of shareholders was closed or after the deadline date for acceptance of ballots inc case of the General Meeting of shareholders was held by absentee vote.

14.4. The Minutes of vote returns is to be enclosed to the minutes of the General Meeting of shareholders.

14.5. Resolutions passed by the General Meeting of shareholders as well as vote returns are to be announced at the General Meeting of shareholders during which the vote was held or advised not later than 10 (ten) days after Minutes of the vote returns was drawn in the form of a report on vote returns to persons included in the list of persons entitled to attend the General Meeting of shareholders in the order provided for notification of calling the General Meeting of shareholders.

14.6. In the Report on the vote returns of the General Meeting of shareholders the following is to be indicated:

- **full corporate name and location of the Company;**
- **type of the General Meeting (annual or extraordinary);**
- **the form of the General Meeting of shareholders (a meeting of absentee vote);**
- **the date of holding the** General Meeting of shareholders;
- **venue of the** General Meeting of shareholders **held in the form of a meeting (address at which the Meeting was held);**
- **the agenda of the General Meeting of shareholders;**
- **the number of votes possessed by persons included in the list of persons entitled to attend the** General Meeting of shareholders in relation to each item of the agenda of the Meeting;
- **the number of votes possessed by persons attending the** General Meeting of shareholders in relation to each item of the agenda of the Meeting with indication if the quorum was present for each item;
- **the number of votes given to each option of voting ("pro", "con", "abstain") in relation to each item of the agenda of the General Meeting of shareholders which has a quorum;**
- **the wording of resolutions passed the General Meeting in relation to each item in the agenda of the General Meeting;**
- **full corporate name of the Registrar carrying out functions of the Returning Board, his location and names of persons authorized by him;**
- **names of the Chairman and the Secretary of the General Meeting of shareholders.**

The Report on the vote returns of the General Meeting of shareholders is to be undersigned by the Chairman and by the Secretary of the General Meeting.

14.7. In case the agenda of the General meeting of shareholders contains an item on an approval of a transaction that involves an interest the Minutes of the General Meeting, the Minutes of the Returning Board on the vote returns at the General Meeting and in the Report on the vote returns at the General Meeting the following is t be indicated:

- **the number of votes possessed by all persons included in the list of persons entitled to attend the General Meeting who have no interest in the transaction to be made by the Company, in relation to this agenda item;**
- **the number of votes possessed by persons who has no interest in the transaction to be made by the Company attending the General Meeting of shareholders;**
- **the number of votes given in relation to this agenda item for each option of voting ("pro", "con" and "abstain").**

Article 15. Minutes of the General Meeting of the Company

15.1. The Minutes of the General meeting of shareholders is to be made not later than 15 days after the Meeting was closed in two copies. Both copies are to be signed by the person presiding at the General Meeting of shareholders and by the Secretary of the General Meeting.

15.2. The Minutes of the General Minutes of shareholders is to contain:

- **full corporate name and location of the Company;**
- **type of the General Meeting (annual or extraordinary);**
- **the form of the General Meeting of shareholders (a meeting of absentee vote);**
- **the date of holding the** General Meeting of shareholders;
- **venue of the** General Meeting of shareholders **held in the form of a meeting (address at which the Meeting was held);**
- **the agenda of the General Meeting of shareholders;**
- **time of the beginning and termination of registration of persons entitled to attend the** General Meeting of shareholders that was held **in the form of a meeting**
- **time the** General Meeting of shareholders that was held in the form of a meeting was opened and closed and in case the resolutions passed by the General Meeting and vote returns were announced at the Meeting, also the time the count of votes was started at;
- **mailing address (addresses) which completed ballots were sent to in case of the General Meeting held in the form of absentee vote as well as in case of the General Meting held in the form of a meeting if voting on items in the agenda of the General Meeting could be carried out by mailing completed ballots;**
- **the number of votes possessed by persons included in the list of persons entitled to attend the** General Meeting of shareholders in relation to each item of the agenda of the Meeting;

- **the number of votes possessed by persons attending the** General Meeting of shareholders in relation to each item of the agenda of the Meeting with indication if the quorum was present for each item;
- **the number of votes given to each option of voting ("pro", "con", "abstain") in relation to each item of the agenda of the General Meeting of shareholders that has a quorum;**
- **the wordings of resolutions passed the General Meeting in relation to each item in the agenda of the General Meeting of shareholders;**
- **full corporate name of the Registrar carrying out functions of the Returning Board, his location and names of persons authorized by him;**
- **names of the Chairman and the Secretary of the General Meeting of shareholders.**
- **main points of argument of speakers and names of persons who spoke on each item in the agenda of the General Meeting held as a meeting;**
- **the Chairman and the Secretary of the General Meeting of shareholders;**
- **the date the Minutes of the General Meeting of shareholders was made.**

15.3. **The following papers are to be attached to the Minutes of the General Meeting of shareholders:**

- **Report on the vote returns at the General meeting of shareholders;**
- **papers passed or approved by a resolution of the General meeting of shareholders.**

(82 – 4592)


АЭРОФЛОТ
Российские авиалинии

ANNUAL GENERAL MEETING O
SHAREHOLDERS OF JSC "AEROFLOT

Moscow

The 26th of April, 2003

Boar of Directors of JSC "Aeroflot"

(elected by the Annual General meeting of Shareholders on the 25th of May, 2002)

Braverman Alexander Arnoldovitch	Secretary of State, First Deputy Minister of Property Relations of the Russian Federation
Gref German Oskarovitch	Minister of Economic Development and Trade of the Russian Federation
Davidovitch David Lvovitch	Managing Director of Millhouse Capital UK Limited
Zaostrovtsev Iury Eugenievitch	Deputy Director of the Federal Security Service of the Russian Federation
Neradko Alexander Vasilievitch	First Deputy Minister of Transport of the Russian Federation
Okulov Valery Mikhailovitch	General Director of JSC "Aeroflot"
Osipov Andrey Albertovitch	Chief of the Department of Merges and Amalgamations of Millhouse Capital UK Limited
Tuzilin Alexey Elevitch	Chief of the Department of Corporate Management of Millhouse Capital UK Limited
Frank Sergey Ottovitch	Minister of Transport of the Russian Federation
Chernukhin Vladimir Anatolievitch	Chairman of Vnesheconombank of the Russian Federation
Shaposhnikov Eugeny Ivanovitch	Assistant to the President of the Russian Federation

(82 – 4592)

__ JOINT STOCK COMPANY
"Aeroflot – Russian Airlines"

Address: building 14,
Leningradsky prospect, 37 A
Moscow, 125167
Tel/fax (095) 258 06 86
Tel. 258 06 86
www.aeroflot.ru
adovlatov@aeroflot.ru
afokeeva@aeroflot.ru

THE BOARD OF DIRECTORS OF AEROFLOT HAS TAKEN A DECISION TO ENCREASE FIVE TIMES THE PROFITS DISTRIBUTING

Moscow, 1-st April, 2003. The regularly scheduled meeting of the Board of Directors of AEROFLOT was held on the 31-st March, 2003, at which there has been given consideration to all the issues related to the Regular Annual General Meeting of its shareholders.

Having examined the drafts of the JSC's Annual Report, the Annual Report on Accounting, with reports on the JSC's gains and losses included (accounts with calculations of benefits and losses) as well as the JSC's profits distribution (distribution (announcement) of dividends included) according to the results of the fiscal year 2002, the Board of Directors recommended the Regular Annual Shareholders Meeting to approve them and to confirm the distribution of the JSC's benefits and to turn to dividends fund an amount of 320 million roubles, i.e. 29 copecks per 1 share (according to the results of 2001 the dividends made 6 copecks per 1 share).

The resumes of the JSC AEROFLOT auditors - VNESHAUDIT and AUDITING COMMISSION of the JSC - have been examined and taken to notices. According to their conclusions the data reflected in the JSC's Annual Report, in the Annual Report on Accounting, in the Accounting Balance and in the Report on Gains and Losses as of their state on 31 December, 2002, is clean.

Having discussed the results of the competition for choosing the auditing organization, the Board of Directors has recommended the Regular Annual Shareholders Meeting to elect VNESHTORG an auditor for 2003.

The Board of Directors has approved the changes and additions to the JSC AEROFLOT's Charter and the draft project "The Provisions on Conducting the General Meetings of the JSC Shareholders" and has recommended the General Meeting to approve them in the reduction offered by the Board of Directors.

There has been approved the agenda, voting time-limit and the list of the working organs of the forthcoming Annual General Meeting of the shareholders of the JSC AEROFLOT, as well as the text and form of the bulletins which are to be send to all the shareholders within the terms provided in the JSC's Charter.

Summing up the results of the company's activity during the passed fiscal year 2002, the Board of Directors has marked the stability in improving the activity by all indices. As a result of it the State Budget has been enriched due to the collected taxes

and to dividends. There was taken a decision to assign 6,5% of profits for the purposes of financial stimulation for the positive activity results achieved by the staff of divisions, according to the terms of the JSC "Premium Awards Distribution Provisions". There will be taken into consideration the fulfillment of the declared tasks in concrete directions of the company's activity with the divisions following the controlled budget burden both of the general manufacturing character and those intended for a division own needs.

Investor relations Group